5/17

06013516

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pricer AB

*CURRENT ADDRESS Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FILE NO. 82- 4723

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 5/17/06

PRICER
ANNUAL REPORT 2005


PRICER
1356
339
PROMO
BONUS
Cantuccini Choco
Ghiott 250 g
6740003545



Contents

All values are expressed in Swedish kronor. Thousands are abbreviated as SEK 000s, millions as SEK M and billions as SEK bn. The figures in brackets refer to 2004 or the corresponding period of the previous year, unless otherwise specified. Information about the market data and competitive situation is based on Pricer's own assessments, unless a specific source is named.

This English version of the Annual report is a translation of the Swedish. In the event of discrepancies between the Swedish and the English annual report, the formulation in the Swedish version shall have precedence.

This is Pricer

- Pricer provides the retail industry with electronic price and information systems, known as ESL (Electronic Shelf Label), that significantly increase consumer benefit while optimising operational efficiency and profitability.
- Pricer is the world-leading ESL supplier, with a market share of approximately 36 per cent measured based on the estimated number of installed labels globally.
- The primary target group is the retail industry, with a focus on food retailing.
- The prioritised markets are Japan, Western Europe and the USA.
- The Pricer system is based on infrared (IR) technology, which ensures rapid, wireless and interference free label updates providing a high bandwidth and reliable bidirectional performance.
- Product development is a strategic competency for Pricer, and is conducted in the Parent Company and the subsidiaries PIER AB and Appulse Ltd. Manufacturing is outsourced to qualified international subcontractors.
- At the end of 2005 the Pricer Group had 112 employees, of whom 50 worked in partly-owned subsidiaries.
- Pricer, founded in 1991 in Sweden, has been quoted on the O-list of the Stockholm Stock Exchange since 1996. The number of shareholders is approximately 27,300, with the ten largest accounting for 32 per cent of the number of votes on 30 December 2005.

Highlights of 2005

- Sales increased significantly and Pricer further consolidated its market-leading position.
- In Japan, Asia's largest retailer Ito-Yokado completed the ESL deployment approximately 180 stores, which is the largest ESL rollout outside of Europe. More than 70 other Japanese retail chains have installed Pricer's system.
- Europe's largest retail chain Carrefour continued the 2004 installation programme with additional orders of about SEK 140 M in France, Spain and Italy. French Grand Frais' 37 fresh food concept stores were all equipped with Pricer's ESL as well as 9 stores within Konsumentföreningen Bohuslän-Älvsborg in Sweden. Socamil, a Leclerc region buying group with 30 hypermarkets and role model for all of Leclerc's IT implementations and developments began deploying Pricer in 12 of its stores.
- In the American market, the Tier 1 retailer Costco committed to all five Connecticut-based stores and pilot installations are ongoing with retailers across the country.
- The new ESL platform termed C[2] was launched in all main markets, heralding new display technologies such as electronic paper and dot matrix and introducing new display features such as ADS (Automated Display Slide Shows) for ESL.

Key ratios	2005	2004	Change
Net sales, SEK M	325.8	227.2	43.4 %
Gross profit, SEK M	64.7	30.3	113.5 %
Gross margin, %	19.9	13.3	49.6 %
Operating result, SEK M	-43.5	-52.0	16.3 %
Net result for the year, SEK M	-36.4	-52.0	30.0 %
Earnings per share, SEK	-0.05	-0.10	50.0 %
Equity ratio, %	67	61	9.8 %

Net sales and gross profit



SEK M
350
300
250
200
150
50
0
SEK M
65
60
55
50
45
40
35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
Net sales (left scale)
Gross profit (right scale)



E.LECLERC

CEO's statement

Looking at 2005, I would like to describe events of the past year for Pricer and our market from two different perspectives. On one hand we achieved sustained growth increasing substantially our market share through product innovations and aggressive market representation. While on the other, I had hoped to achieve higher margins and earnings than was the case and it is clear that additional focusing and rationalisation will be necessary before we reach the desired level.

Both of these perspectives are indicative of the past year's development. I will start with the first by underlining that 2005 was an outstanding year for Pricer from a market standpoint. Our growth performance was impressive (43%), with delivery of more labels in the peak month of 2005 than in the entire year of 2003. We won significant orders from Carrefour, Leclerc and Grand Frais in France and deployed numerous installations for the leading Japanese chain Ito-Yokado. Furthermore, we increased our penetration of both existing and new markets in France, Japan, Spain, Sweden, South Korea, the USA, etc. These successes have further strengthened our market-leading position, which is a source of great satisfaction.

2005 was an outstanding year for Pricer from a market standpoint.

Of the world's 20 largest retail chains, 10 have chosen solutions from Pricer. Three have opted for full rollouts from Pricer and another seven have selected our system for pilot and small-scale installations. It is important to emphasise that Pricer is now an industrial supplier.

I am convinced that we will see a continuously higher level of professionalisation in the ESL industry as a whole, continued growth in the market, a greater willingness by the retail trade to invest in electronic price labelling, and that these changes will take place relatively rapidly.

If a positive market trend was one of the main features of 2005, the past year also showed that profitability is not an automatic effect of growth. This brings me to the second notable perspective of the past year – that our goal must be not only to sell, but to sell with adequate margins. Part of Pricer's strategy has been to secure market leadership and accelerate market growth at the expense of margins, which is clearly not a sustainable tactic. Today the industry consists of a number of fairly small manufacturers competing for a limited number of orders from major customers creating something of a buyer's market where suppliers are unable to achieve adequate prices for a higher level of specification and functionality.

Product price is a key competitive factor and the scope to raise prices and create better margins is relatively narrow since a "market price" is in a stabilising process. This development is hardly surprising, considering that retail industry is itself a sector commonly plagued by low or unsatisfactory profitability.

The situation is not complex and the conclusions are fairly straightforward. Pricer needs to shape its own future – we can expect no stroke of luck that will suddenly shift the market in our favour. There are no shortcuts; it is up to us to create the conditions for future growth and profitability. Margins will be improved through ongoing product development and aggressive ventures to enhance our market offering while at the same time clearly and actively demonstrating the strengths and advantages of our product systems for customers. Alongside these measures, we will strive for additional economies of scale, efficiency gains and cost-cutting.

The opportunities to drive a profitable ESL business thus lie in our own hands, and I believe that Pricer is well poised for 2006. I would even go so far as to say that we have the best potential of any company in this industry based on our product, organisation and customer relationships.

Pricer is the dominant supplier of ESL solutions and is a well positioned and fast-growing company. We are successful in key markets and strategic areas. Our superior technological platform is continuously enhanced and updated to meet customer requirements. The only drawback is that our system is perhaps somewhat over engineered for some of today's market needs, which has affected our cost level. In the long term, however, we firmly believe that it is better to deliver a flexible, qualitative and functionally rich solution capable of supporting and keeping pace with future industrial processes, than a cheaper but more primitive solution.

Our goal must be not only to sell, but to sell with adequate margins.

Pricer is also backed up by a growing number of reference installations among some of the world's largest and most demanding customers. Our strong international partners Ishida, IBM, StoreNext and Toshiba give us access to enormous mar-



kets that would otherwise be beyond our reach. After several years of determined efforts we have established a knowledgeable and professional organisation and network.

In 2006 we will continue to pursue growth, but our top priority is to generate a positive cash flow. This will be achieved through a combination of aggressive marketing, production efficiencies and stricter cost control:

- We are striving to consolidate and strengthen our position in Japan, an exacting and technologically advanced market
- The focus on the USA will increase, the conditions are excellent – a strong organisation, qualified partners and pilot installations are planned
- We will exploit the goodwill generated by our recent successes in France to strengthen our foothold in European markets
- We will continue to standardise our product offering in order to increase production economy and satisfy our customers' shifting needs for both high-end and low-end solutions
- We will be more responsive to customer preferences and priorities at the same time that we support and promote the a simpler and more efficient way to operate stores with the help of ESL systems
- Production costs will be further reduced through targeted efforts to maximise production efficiency
- We will seize all opportunities for efficient utilisation of existing resources (in relative terms, in view of the company's powerful growth)
- Finally, we will continue to evaluate the opportunities for consolidation that arise in the fragmented ESL market

The retail industry has entered a dynamic phase where the focus is on automation and efficiency optimisation, as well as pricing – all to improve profitability and prevent the real or anticipated staffing challenges. Pricer will play a vital role in the future by continuously strengthening its offering for an attractive, innovative and high quality product that maximises the retail industry's profitability, efficiency and customer satisfaction.

Jan Forssjö
CEO of Pricer

The Pricer share

The Pricer share

The Pricer class B share has been quoted on the O-list of the Stockholm Stock Exchange (SSE) since 1996. A trading block consists of 10,000 shares. Pricer's share capital at 30 December 2005 amounted to SEK 75.4 M. The total number of shares was 754,332,200, consisting of 2,297,132 class A shares and 752,035,068 class B shares, all with a par value of SEK 0.10. Each class A share grants five votes and each class B share one vote. All shares confer equal rights to the company's assets and profits. The Articles of Association permit the conversion of A shares into B shares at the request of holders of A shares.

In 2005 Pricer carried out a new share issue which amounted to SEK 93.4M before issue costs. A total of 186,811,613 series B shares were issued via the rights issue, of which approximately 97 percent was subscribed on the basis of existing shareholders' prior rights. Over and above this 7,085,746 series B shares were issued directed to members of the consortium which guaranteed that the rights issue stated above was fully subscribed.

To enhance the accessibility of the Pricer share for US investors, an ADR (American depository receipt) programme is available through the Bank of New York. This means that the class B share is available as a depository receipt in the US, without a formal stock market listing. Each ADR corresponds to one class B share.

Trading and price trend in 2005

The share price started the year at SEK 1.12 and ended it at SEK 1.13, adjusted for the share issues. The year's highest closing price of SEK 1.17 was quoted on 19 September and the lowest of SEK 0.78 on several dates in February and March. Market capitalisation on 30 December 2005 was SEK 852 M.

The trading volume for the full year 2005 amounted to 985,429,134 shares for a combined value of SEK 1,026 M, equal to an average daily volume of 3,894,977 shares worth a combined SEK 4 M. The number of trades for the full year was 34,611, equal to a daily average of 137 trades. Trades were made every day.

Dividend

Pricer has not paid any dividends since its formation, and does not plan to do so until the company has reached stable profitability.

Warrants

Pricer does not have any outstanding warrants per 31 December 2005. Pricer's warrant programme TO7B with an exercise price of SEK 1.80 expired on 30 April 2005, and no new shares were subscribed for under this programme.

Ownership structure

The number of shareholders on 30 December 2005 was 27,300. The ten largest shareholders held 31 per cent of the number of shares and 32 per cent of the votes. Legal entities held 51 per cent of the number of both shares and votes, while foreign shareholders held 25 per cent of both shares and votes.

Ownership structure 30 December 2005

No. of shares	No. of share-holders	% of share-holders	No. of shares	% of equity	% of votes
1- 1,000	7,248	27	3,390,851	0.45	0.45
1,001- 10,000	13,693	50	55,420,360	7.35	7.28
10,001- 100,000	5,648	21	166,555,569	22.08	21.87
100,001-	711	3	528,965,420	70.12	70.41
Total	**27,300**	**100**	**754,332,200**	**100.00**	**100.00**

Source: VPC

Shareholders 30 Dec 2005


Physical persons, foreign 1 %
Legal entities, Sweden 3 %
Legal entities, foreign 1 %
Physical persons, Sweden 95 %

Source: VPC

Votes 30 Dec 2005


Physical persons, Sweden 48 %
Legal entities, foreign 24 %
Legal entities, Sweden 28 %
Physical persons, foreign 1 %

Source: VPC

Total yield on the Pricer share 2001-2005


SEK
Thousands
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Pricer
AFGX
No. of shares traded
600,000
450,000
300,000
150,000
0
2001
2002
2003
2004
2005

Source: SIX

Major shareholders 30 December 2005

Name	A shares	B shares	No. of shares	% of votes	% of capital
Sagri Development AB	2,110,600	103,090,895	105,201,495	14.88	13.95
EFG Investment Bank AB (Publ)	0	19,047,599	19,047,599	2.49	2.53
DNB NOR Bank ASA	0	18,463,702	18,463,702	2.42	2.45
Egeria B.V	0	18,220,500	18,220,500	2.39	2.42
Akelius Insurance Public Ltd	0	15,864,678	15,864,678	2.08	2.1
Straumur-Burdanés Investment Bank	0	14,806,666	14,806,666	1.94	1.96
Christiania Securities ASA	0	12,677,332	12,677,332	1.66	1.68
Nordea Bank AB (Publ), Group Control/GCC Contro	0	11,014,000	11,014,000	1.44	1.46
Orvelin Trademarks Ltd	0	10,000,000	10,000,000	1.31	1.33
Swebank Luxenbourg S.A.	0	8,638,659	8,638,659	1.13	1..15
Others	186,532	520,211,037	520,397,569	68.26	68.97
Totalt	**2,297,132**	**752,035,068**	**754,332,200**	**100.00**	**100.00**

Source: VPC

Data per share, 2001-2005

SEK per share	2005	2004	2003	2002	2001
Earnings	-0.05	-0.09	-0.15	-0.14	-0.17
Dividend	-	-	-	-	-
Shareholders' equity	0.20	0.15	0.18	0.23	0.16
Cash flow	-0.09	-0.11	-0.10	-0.19	-0.26
P/S ratio	2.37	2.60	2.30	2.05	9.98
Adjusted for full conversion of warrants:					
Earnings	-0.05	-0.09	-0.11	-0.13	-0.16
Shareholder's equity	0.20	0.15	0.23	0.25	0.16
Cash flow	-0.09	-0.11	-0.08	-0.19	-0.26
P/S ratio	2.37	2.60	3.10	2.25	10.14
Share price: year high	1.17	1.69	0.67	1.49	2.19
year low	0.78	0.49	0.38	0.39	1.01
closing rate	1.13	1.15	0.43	0.48	1.44
No. of shares on 31 Dec., 000s	754,332	560,435	451,870	332,233	238,559
Market capitalisation on 31 Dec., SEK M	852	645	192	159	344
Average number of shares, 000s	684,314	512,485	335,479	299,896	238,559
Share price on 31 Dec./ shareholders' equity, %	560	780	243	215	950

Share capital development, 2001–2005

Year		Increase in no. of shares	Total no. of shares	Change in[1] share capital, SEK M	Total share capital, SEK M
2001	Reduction of share capital	-	238,558,985	-214.7	23.9
2002	New issue	93,673,594	332,232,579	9.4	33.2
2003	New issue [2]	119,637,686	451,870,265	12.0	45.2
2004	New issue through exercise of warrants TO8B	108,564,576	560,434,841	10.9	56.0
2005	New issue [3]	193,897,359	754,332,200	19.4	75.4

[1] In the past three years, new shares issues were carried out in November 2003 with a subscription price of SEK 0.50 per share and in April 2005 with a subscription price of SEK 0.50 per share.

[2] The shares were registered with VPC in February 2004.

[3] Includes rights issue and issues to guarantors.

Strategy for growth and profitability

Business concept

Pricer is a provider of complete and integrated IT solutions consisting of electronic price and information systems, known as ESL (Electronic Shelf Label). The Pricer system, made up of electronic labels with the related wireless communication infrastructure and software, is designed to signficantly increase customer benefit and optimise efficiency and profitability in the retail industry.

Vision

From the position of market leadership, Pricer's vision is to provide retailers with attractive, innovative and high-quality solutions and tools for real-time pricing and communication. Pricer aims to actively support the retail industry in order to:

- Enhance profitability.
- Improve customer benefit.
- Increase customer inflows and the shopping experience.
- Raise efficiency and price integrity.

In addition, Pricer actively pursues close cooperation with customers as a means for optimising added value and business opportunities.

Goals

Pricer's overall goals are to:

- Strengthen Pricer's position as a leading player in the market through high-quality and customer-adapted systems.
- Attain sustainable profitability. A first step in this direction will be to achieve a positive cash flow during 2006 at the latest.

Strategy

- Prioritisation of growth. Pricer has deemed it crucial to secure a leading position in the low penetrated market for ESL and the company has therefore adopted a shortterm growth strategy allowing lower margins in strategically important cases.
- Concentration on customer benefit in product development, manufacturing and sales. By working in close collaboration with customers, it is possible to identify their needs and create the conditions for delivering added value. At the same time, this collaboration provides valuable knowledge for Pricer's ongoing product development.
- Development of total customer solutions. Pricer's commitment to its customers does not end with installation but continues throughout the useful life of the system, thus increasing customer benefit and giving the company scope for continuous add-on sales. The customer offering includes needs analysis, installation, technical service, maintenance and future upgrades.
- Focus on customers based in Japan, Europe and the US. Pricer has identified these three markets as having the highest potential and acceptance of ESL systems in a short-term perspective. In the long term, with a growing global market, Pricer's marketing and sales activities will be extended to potential new growth regions.
- Partnerships in sales and marketing. By collaborating with selected partners in prioritised markets, Pricer can reach out to potential customers. The partnering strategy is flexible and customers in certain markets are served directly by Pricer, both according to their preference and in line with Pricer's ambition to establish close customer relationships.
- External manufacturing of the hardware used in Pricer's systems. The decisive factor in selecting manufacturing partners is that they have a scalable production structure capable of delivering substantial volumes with high and consistent quality at competitive prices.
- Focus on a professional organisation. Pricer's hiring policy is aimed at strengthening the company's core competence in all areas and thereby ensuring the capacity to defend and advance its market-leading position in the ESL industry.




Big Wok
Topp
600 g
X: 12
P: 45
4256020

ESL implements retail price strategies

Pricer operates in a global market where its primary target group is the retail industry, with the highest penetration in food retailing. The grocery retail trade is characterised by a large number fast-moving consumer goods on the shelf where price is the strongest competitive tool.

Retail pricing strategies can vary due to factors such as culture and economic differences, which also tend to influence acceptance of ESL. Pricer's key markets are Japan, Western Europe and the US in which markets Pricer has installed close to 19 million labels in 1,200 stores with more than 150 retailers in 20 countries.

Trends in international retailing

Major retail chains like Wal-Mart, Carrefour, Tesco, Casino and Metro have expanded both nationally and internationally through acquisitions, alliances and the new store openings. Concentration of the industry is being driven by stiff competition, narrow margins and a quest for economies of scale, causing a powerful inward focus on operating efficiencies. Strong competition and an 'Every Day Low Price' discount trend within the retail industry, especially in Western Europe and the USA, are exterting stronger pressure on margins.

Pricer has noted two strategic in-store trends among its customers. The first is a focus on streamlining the supply chain by automating all processes, and the second is the enhancement of the customer buying experience through in-store sales promotion. In both cases, correct information on the shelf edge, whether price or stock level, is critical. For retailers that have embarked on this process, ESLs is already an accepted, mainstay tool for streamlining workflows and adding customer value.

Another important movement in the market is the focus on active pricing policies and strategic tools for strengthening margins and profitability in the industry. Price management and optimisation lead to a significant increase in the number of price changes, and tactical tools such as ESL systems are essential in implementing these strategies.

Japan

The Japanese retail industry, where grocery retailing is dominated by small stores with very high sales per square meter, is the world-leader in terms of ESL technology acceptance. Exacting consumer demands on product freshness mean that most stores receive deliveries several times a day and Japanese stores tend to use more active pricing. With a high consumer sensitivity to being over charged in combination with many price changes per day the stores often suffer from severe under charge losses.

The IR technology, used by Pricer, has become the ESL standard due to its ability to offer bi-directional integrity and its cohabitation characteristics with radio intranet solutions which are very common in Japan retailing today.

Pricer's ESL system is sold exclusively through Ishida, a Japanese retail supplier. Ishida has successfully implemented Pricer in approximately 80 retail chains of which several have gone on to full deployment. As more of these chains expand to ESL rollouts, the powerful market growth of the past few years is predicted to continue. Today, Pricer has more than 600 store installations in Japan among leading retailers such as Okuwa, Inageya, Maruetsu and Heiwado, including approximately 180 installations with Japan's leading retail chain Ito-Yokado. Ito-Yokado is active and well established in most parts of the world with its more than 17,000 stores including chains like Oshman's, Robinson's, Denny's and the majority of 7-Eleven stores. ESL installations in Japan commonly include between 8,000 and 10,000 ESLs per store.

Pricer's ESL installations, cumulative



No. of stores
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005

Store size spread of Pricer's installations, in no. of labels per store



20,001- 16 %
1-1,000 13 %
10,001-20,000 5 %
1,001-10,000 66 %

Europe

France is the European country where ESLs have made the greatest inroads, followed by Belgium. These markets are characterised by bitter price competition and strong independent store networks, accompanied by aggressive cost-cutting and rationalisations. Several leading international French chains have deployed ESL systems. The market-leader Carrefour, the second largest retailer worldwide with more than 7,000 stores in approximately 30 countries, is one of Pricer's major clients with around 140 installations in European hypermarkets containing up to 70,000 ESLs per store. Carrefour has exported ESL throughout its international organisation and so far Pricer has installed or has received orders to install systems in Belgium, Greece, Italy, Korea, Portugal, Spain, and Taiwan. In addition to Carrefour, two other strong French retailers E. Leclerc and Grand Frais have also chosen Pricer's system for numerous stores. The French market and most European customers are served by Pricer's European sales offices in Paris and Barcelona, and via partners such as Toshiba.

Germany is an important market in Pricer's installed base and home to the world's first full scale ESL deployment, implemented by Pricer at Metro Cash & Carry. This strong partnership with Metro has led to innovative product features that have added to Pricer's success in other markets. Metro is the third largest retail chain in the world.

Pricer has approximately 120 systems installed in the Nordic region, a market served by the sales organisation at Pricer's headquarters and via local resellers. The Swedish market consists mainly of independent stores with ESL installations from 5,000 up to more than 20,000 ESLs per store. Pricer's first installation was made in Sweden in 1993, a market with most installations with ICA and COOP.

USA

Given its status as the world's largest retail market, trends in the US are of major interest to Pricer. ESL acceptance in the US remains comparatively low, but ongoing consolidation of the industry, where megachains like Wal-Mart, Kroger, Albertson's, Royal Ahold and Safeway are pursuing aggressive growth strategies, is expected to create stronger incentives for retail automation including ESLs. In a market with such severe price pressure, retailers have few options for maintaining margins other than cost-cutting and workflow automation. The passing of legislation in certain states to reduce or even eliminate price discrepancies between shelf and checkout is also expected to promote the adoption of ESL systems in the US retail industry. Connecticut, the first state to enact a law against incorrect shelf pricing, has seen an acceleration in adoption of automated pricing processes. Other states are expected to follow suit, and this step has also gained recent attention in Europe.

Sales in the US are handled by Pricer's sales office in New York, and the customer base includes approximately ten retailers. Most of these are located in Connecticut where the industry's sixth largest retailer Costco Wholesale has installed all stores with Pricer's ESL system. To strengthen Pricer's sales presence, Pricer has partnered with two leading retail store information companies, IBM and StoreNext. The IBM relationship is focused on Tier 1 retailers and pilot programs are ongoing. For the middle market, Pricer relies on its reseller StoreNext, one of the leading retail suppliers. The number of ESLs in an average American store is 20,000 units.

Geographical spread of Pricer's installations, in no. of installations



Other 1 %
USA 2 %
Other Europe 6 %
Japan 50 %
France 15 %
Germany 16 %
Nordic 10 %

Geographical spread of Pricer's installations, in no. of ESLs



Other 1 %
Other Europe 2 %
USA 2 %
France 31 %
Japan 37 %
Germany 21 %
Nordic 6 %

Growing ESL market

Pricer estimates the total number of ESL labels at 53 million globally, installed in approximately 4,300 stores. Although the market has more than doubled in the past two years, penetration is still very low and Pricer estimates the total available market for ESL labels at 6–10 billion units in the grocery sector alone.

The largest chains are leading the way and acting as forerunners when it comes to installing ESL systems. Both new and existing stores looking to upgrade and modernise are investing in ESL. Retailers are also recognising the potential of ESL to bring other information than price to the shelf edge and enhance day-to-day productivity. Smaller retail organisations will need to find their place in this competitive environment and adopt the practices of the major players.

The ESL market has grown due to better products, technology acceptance, economies of scale and an increased understanding of product benefits. These factors continue to drive the evolution of the ESL industry, and the market growth is also influenced by the large roll outs made by major retailers. Growing use of sophisticated pricing tools will drive the ESL market in the future as well as stronger consumer demands on price accuracy. Use of new in-store applications that requires real time pricing could further drive the ESL industry in the future. New design and new display technologies will increase market acceptance and replacement cycles in existing installed base.

ESL is part of the retail automation progress

Retailers adopt new technology at different rates, with differences in geographical market, image and store concepts. The first stage of the automation process is investment in a computerised retail environment with a modern POS system and barcode technology. Only then is a store truly ready to benefit from the advantages of ESL or self-scanning capabilities. Pricer sees that retailers in its prioritised markets have reached this maturity. Looking forward in the development process, it will eventually be possible to identify each individual item with a memory chip to control the flow of goods and facilitate logistics and payment routines using RFID technology. Systems that eliminate the need for cashier personnel, such as self-checkout, may also become increasingly common.



Stage 4
RFID
Self check-out
Stage 2
Operating system,
POS system,
Barcodes
Stage 3
ESL
Self-scanning
Stage 1
Fully manual



今月のお買得品

Development of the ESL market



Million ESL
60
50
40
30
20
10
0
Accumulated number of installed labels
2001
2002
2003
2004
2005

Distribution of ESL installations per supplier



Number of stores
3,000
2,000
1,000
0
Other
NCR
SES
Eldat
Pricer
Europe
US
Asia Pacific
Other

Pricer is the leading ESL supplier

Pricer biggest of four ESL suppliers

Pricer's foremost competitors are Eldat from Israel, SES from France and NCR from the US. Pricer has a market share of around 36 per cent, measured in the number of installed labels, followed by SES with around 24 per cent, Eldat with around 23 per cent and NCR with roughly 9 per cent. In North America there are other systems still in operation where the suppliers have essentially discontinued their operations.

Pricer has a global presence, in contrast to the other players who concentrate on one or two markets. Eldat primarily caters to the European and Japanese markets while Euronext listed SES is active mainly in Europe. NCR, which is listed on NYSE, provides hardware, software and services for retail automation, including ESL solutions. In the ESL segment, NCR is primarily active in North America and the Netherlands.

A varied offering

There are three main competing technologies currently in use; two-way infrared light (IR) offered by Pricer and Eldat, two-way radio frequency (TW-RF) offered by NCR, and one-way radio frequency (OW-RF) offered by SES. IR is the most common technology.

The products offered by these four ESL suppliers differ in several respects, including transmission technology and capacity, battery lifetime, one- or two-way communication, compatibility with other POS systems, scalability, installation process, customer service, control and reporting functions, label design and adaptability. Pricer's system stands out in comparison with those provided by its competitors. In tests of the competing systems by numerous customers in Japan, Europe and the US, Pricer's system has been found superior.



Market shares by competitor, in no. of ESLs



Other 7%
NCR 9%
Pricer 36%
Eldat 23%
SES 25%

Market shares by technology, in no. of ESLs



Other 1 %
RF - one-way 30 %
IR - infrared light 59 %
RF - two-way 10 %

Fast and correct information on shelf edge

Pricer's ESL system is a total solution for electronic retail price labelling and information. The system is made up of electronic labels supported by wireless communication infrastructure and software. Using Pricer's system, retailers can quickly, easily and accurately execute price changes anytime enabling instant deployment of pricing campaigns and pricing strategies by item, department or store-wide. The electronic system eliminates nearly all physical effort involved in changing prices, and by replacing paper tags with ESLs retailers can eliminate pricing errors, respond more quickly to the competition and maximise sales and profitability.

Not only does the system provide correct price information, it is also a valuable tool for stock control and space management as the labels can be updated with stock levels, shipment dates, last order dates, shipment quantities and numbers of product facings when filling shelves. Increasingly, ESL's are being implemented in shelf edge concepts and becoming an integral part of the store marketing program. ESLs can also add to this by displaying promotional information, sale dates and fidelity points.

The Pricer system

Pricer's ESL system automates price and information updates in the store. With the Pricer system, price changes are made instantaneously on the shelf label when they are made at the checkout, guaranteeing 100 per cent price accuracy. The system is structured as shown in the picture and is made up of the following components:

Electronic Shelf Labels

Pricer offers a wide range of electronic label formats (1) for different purposes, such as shelf edges of varying sizes, for fresh or frozen foods. The labels can both transmit and receive information using infrared signals. Aside from automated slide shows or different price scenarios, the label LCD (Liquid Crystal Display) can display information on price per unit, prices in multiple currencies, sales data, order quantities, etc. The store can choose which information to make available to all customers, selected customers or store personnel only.

Infrastructure for wireless communication

The ESL's are updated via transceivers (2) mounted on the store ceiling. These transceivers communicate wirelessly with the labels using two-way infrared signals, making it possible to send and acknowledge information in both directions quickly and efficiently. One transceiver covers a floor area of 80 to 150 square meters, depending on the store layout. The base station (3) forms a hub between the software and transceivers, and serves the purpose of both processing and transmitting data.

Software

The ESL system is controlled by Pricer's own server software (4), which is integrated with the store's existing POS, retail and inventory management systems or back office system. When a price change is entered into the store's own system, the change is sent not only to the checkouts but is automatically transmitted to the ESL system's labels, which confirms the update back to the POS system.

Accessories

With the help of a handheld IR key, the label can be switched for a few seconds to an underlying data register that is normally hidden. This feature is commonly used by store staff to check stock levels or product specifications, but can also provide details about stacking space to optimise product exposure on the shelf.



2
4
3
transceiver
base station
Pricer server + web server
overlay printer
1
Electronic Shelf Labels
back office +
front office systems
ALAM robotic preparation machine
check-out
KIWI
0,50 €
特別ご奉仕品
14.99
Fast Access IR Key

Two system platforms

Pricer's standard platform Promoline is installed in more than 1,000 stores worldwide. All basic system functionality and features are included, enabling retailers to streamline and control their operations and drive productivity.

In addition to the industry-leading Promoline, Pricer offers the new C^2 platform to give retailers even more advanced label features as their pricing scenarios become increasingly complex and pixel-based displays are more generally adopted. The C^2 platform relies on the key foundations of Promoline's data capacity and autonomy, and supports the new Continuum ESLs, as well as the new wireless display devices Epop paper and Dot Matrix.

The Continuum labels contain an alpha-string to display written information in addition to the product price. The labels not only have a new modern design with a larger LCD display area but also provide another important new feature called ADS (Automated Display Slide Shows) functionality, which enables the ESL to display mini PowerPoint like presentations to animate increasingly more flexible and advanced price promotions and information. The Epop paper label is a light, high contrast, paper-like, segment-based display based on the low-energy electronic technology used for larger label sizes. Another technology known as dot matrix is used in Pricer's flexible Dot Matrix ESL, and is very well suited for marketing purposes with its ability to display logotypes, images and colors.



Pricer services

Pricer's products are technologically advanced, sophisticated and secure, yet very easy to use. To further support customers, Pricer has developed project resources capable of implementing massive international rollouts, such as the one for Carrefour. After initial installation of the ESL system, Pricer assists customers with maintenance and training of in-house support staff and offer firsthand support directly or via its partners.

Another of Pricer's strengths lies in its ability to flexibly adapt to customer-specific needs; whether LCD customization or store computer system interfacing. Older POS systems can also be integrated with the help of custom interfaces.

One central component and competitive advantage of Pricer's offering is the Automatic Labelling and Addressing Machine (ALAM). ALAM is a robotic system that automatically prints overlay labels (bearing product information such as name, weight and product number) which are then adhered to the electronic shelf labels, as well as link the ESL to the product in the application and update to the current price – all at the same time. Pricer's ability to automate this process provides a valuable competitive edge in procurements, since it significantly simplifies and accelerates installation and reduces disruptions in store business.

Modern and flexible technology

Pricer is playing an active role in development of the retail trade by engaging in close collaboration with its customers by continuously updating its products. As a result, Pricer has earned a global reputation for delivering the utmost in quality and reliability with a scalable, cost-effective solution.

Pricer's system is based on infrared (IR) technology, which offers much higher broadcast transmission capacity than the competing radio frequency (RF) solutions and ensures immediate flexibility in price and stock inventory management information needs, as well as offering investment flexibility through forward compatibility with innovations such as electronic paper and dot matrix technologies. IR is perfectly compatible with other RF systems in the store, such as wireless communication and WIFI, surveillance or anti-theft radio noise. Pricer's system has a capacity of over 50,000 changes per hour, which is faster than any other ESL system, and is an open technology that is accepted worldwide. Radio frequency has the additional drawback that its use is subject to government restrictions in certain markets.

The use of IR also enables bi-directionality, or two-way communication. The two-way link in Pricer's system confirms that the label has received the desired information update. This provides a constant dashboard view of the system and alerts any failures, and the system assesses whether the failure requires immediate attention, allowing staff to prioritise tasks. Two-way systems are also a valuable management tool since the staff knows that the system is self-checking. Management benefits from two-way through the ability to monitor system status at any time. Shelf labels in a radio-based system have weaker response signals than those in a two-way IR system.

Pricer's LCD labels are extremely robust and have a battery lifetime of 8-10 years. This durability is possible thanks to battery saving techniques, pacemaker technology, the speed of IR, ultrasonic welding that protects the ESLs from humidity, and other exclusive features.

ESL optimise retail efficiency and profitability

The Pricer system supports and strengthens retail operations and profits mainly by boosting sales and reducing costs through process automation and efficiency. Not only is store productivity and profitability enhanced, both consumers and personnel in stores equipped with Pricer's ESL system show higher levels of satisfaction.

Increased profitability and sales

Active pricing strategies for growth in sales and revenue, known as price optimisation, are a growing trend in grocery retailing. ESL systems are critical tools in enabling the implementation of this strategy to always sell goods at the optimum price relative to demand.

Active use of differentiated pricing in the form of precisely timed price campaigns, such as "happy hour", is common in the retail market, and significantly facilitated by an ESL system. Various price scenarios can be modelled for different customer groups, at either the independent store level or centralised campaigns for entire retail chains.

Pricer's ESL system also increases store sales by streamlining the logistics process through stock control and space management support. The system is a valuable tool for balancing inventory, reducing tied-up capital and avoiding sales lost due to empty shelves. Furthermore, the system can provide recommendations for optimal placement of products to maximise sales.

Instore marketing is also reinforced by informative shelf labels displaying appealing product information and well known brand logos. Several retail chains have chosen to enhance their image by taking the technological lead and displaying complex price scenarios and graphics for greater accuracy and better customer service.

Lower costs

In response to an increasingly urgent need for process automation, the majority of mass retailers are pursuing explicit automation strategies to achieve operating efficiencies. One important advantage is to eliminate tedious and labour-intensive manual price labelling, but also to reduce the interruptions and losses that arise when the shelf edge shows one price and the check-out another.

Pricer's technology enables simple price changes and eliminates nearly all of the physical labour attached to in-store price adjustments. It significantly shortens price discussions at the checkout and response times for stock checks at the shelf, as well as minimising customer refunds when price differences are discovered. Since the system is self-controling, time spent on time audits is also decreased.



Cost for paper labels
Refunds
Audits
Complaints
Missing labels
Micro price changes
Price changes
Cost of Pricer's ESL system

Stores that carry out manual price changes typically have higher costs than those using ESL systems. In addition to cost savings, a store equipped with ESL can maximise its revenue by utilising active pricing strategies to boost sales and profitability, further enhancing the benefits of its ESL system.
The above calculation and estimated cost is based on an average store with 2,000 square meters of floor space, 10,0000 installed ESLs, annual sales of SEK 150 M and a labour cost of SEK 200 per hour, that carries out around 400 price changes per week. All statistics are taken from actual stores.

Decreased losses in sales and profitability

Manual price labelling is very time consuming leading to direct costs in labour and refunds. Moreover it leads to sales reductions in a number of ways. One example is the very small increments, so-called micro price changes, in the store's purchase price which should be reflected in the sales price but are frequently overseen since the gains do not exceed the cost of manual price changes. With an ESL system, these can easily be executed and contribute to higher profitability

Antoher factor which reduces sales but can be helped with an ESL system is the problem of missing labels, that is labels that were never put up, removed or stuck on top of eachother, making it impossible to see the product price. The consumer reaction to this is often to not buy the product leading to the store missing out on a sales opportunity. With Pricer's labels this risk is reduces since they are placed in fixed positions on the shelf edge.

Price integrity, that is uniformity between the price on the shelf and in the check-out, is an area subject to widespread and unnecessary problems in the retail industry. Price changes that are not carried through to the shelf edge, create a drain on finances as most discrepancies are in the consumer's favour.

This means that the store charges a price that is lower than the price accepted by the consumer when making a buying decision at the shelf – a clear loss of profit for the retailer. With an ESL system, intended effects on price changes are achieved.

More satisfied consumers and personnel

From a consumer viewpoint, one key concern is that the price will be the same at the checkout as on the shelf. Price integrity problems are a source of annoyance for both store owners, check-out personnel and consumers, and can be eliminated by using an automated system. ESL also improves stock information service by enabling store personnel to check stock levels, re-order points, delivery dates and stacking space directly on the shelf and quickly respond to consumer questions.

ESL not only yields improved consumer service but also does away with a monotonous task for store personnel and instead allows them to focus on customer service and other activities that contribute to revenue growth and job satisfaction, the latter of which is crucial in an industry struggling with a shortage of manpower.

ROI less than 2 years

As part of its offer, Pricer conducts studies in individual stores to identify how they can eliminate cost and boost their profits with the help of Pricer's ESL system. These studies focus on the costs generated in the price handling process, as well as measurement and analysis of price discrepancies and their consequences. The store owner receives a cost/benefit analysis showing the potential profit growth and return on investment (ROI). Both in these Pricer studies and the analysis made directly by Pricer's customers, the average store that invests in the Pricer system sees a payback period of less than two years.

Price integrity - same price in check out and on shelf

A typical supermarket handles 20,000–40,000 items with continuous price updates that are made automatically at the point of sale, but in most cases manually on the shelf. This explains why numerous in-store studies show that more than five per cent of all items in a grocery store are incorrectly priced. As in all manual tasks, the human factor contributes to undesired discrepancies. Giving customers the right economic signals at the right time is decisive in building confidence and maximising sales. A lower price at the checkout than the shelf, known as an underprice, means lost revenue for the retailer. If the checkout price is higher, a so-called overprice, this causes irritation and loss of credibility, which also has a negative impact on sales in a longer perspective, even if it generates higher revenue when the price error goes unnoticed.

ESL helps retailers to:

- Implement price changes without regard to human limitations
- Respond faster to competition
- Maximise sales
- Improve profitability
- Eliminate pricing errors
- Reduce dependence on labour
- Improve customer service
- Eliminate price audits
- Speed up checkout lines
- Minimise out-of-stocks
- Reduce complaints
- Avoid staff conflict
- Boost productivity
- Lower personnel costs
- Implements more effective promotions
- Improve shelf control

The functional value chain

The functional value circle


Market
Customer Service & Support & Professional Solutions
Key Account Manager
Sales & Marketing
Product Management
Production
Research & Development
Financial Management
Quality Assurance

The cornerstone of Pricer's business model is a commitment to ongoing adaptation of the organisation at every stage of the company's development in order to address new and changing needs throughout the value chain. In anticipation of strong future market growth, a strategic step was taken in 2004 when Pricer launched a comprehensive quality management project to formulate, establish and quality assure a process-oriented business model capable of accommodating significant scaling up of the company's operations. The functional value chain defines the company's various functions and interfaces.

Key Account Management

Key Account Management is central in Pricer's market-driven organisation. The Key Account Manager (KAM) has full responsibility for the assigned customer relationship. The Key Account Managers function as project leaders and orderers in relation to other parts of the organisation such as Customer Service and Support, Production, Product Management and Financial Management, enabling full access and focus on the individual needs of Pricer's key customers.

Product Management

Product Management ensures that the company's product mix is matched to customer requirements in Pricer's prioritised markets. By interacting with and collecting information from the marketplace, Key Account Managers, Customer Service and Support, Production and Financial Management, the Product Management organisation evaluates and initiates the development of new products and the phase-out of existing products. The organisation also oversees the entire product life cycle including market launch.

Sales & Marketing

Direct sales through the head office in Stockholm and the sales offices in Paris, Barcelona and New York are supported by collaboration with Pricer's international network of expert retail partners. Where markets are prioritised, the KAM organisation works with reseller support. In secondary markets or markets where cultural differences require strong alliances, sales are driven by partner resellers. One such successful partnership is Ishida, a world leading manufacturer of weighing solutions for the food and retail industries. This collaboration has secured the Japanese market and Pricer's leadership. Other key partners are IBM and StoreNext in the US and Toshiba in Europe.

- In 2005 sales rose by 44 per cent to 326 from SEK 227 M in 2004, continuing the trend of substantial growth from 2003. Volume orders were awarded by Ishida, Carrefour, Leclerc, Grand Frais, Toshiba and Konsumentföreningen Bohuslän-Älvsborg.
- The new C^2 platform was launched at the influential 2005 retail trade fairs Euroshop in Germany, Marketechnics in the US and SMTS in Japan, including the new Continuum product family and revolutionary display technologies known as Epop paper and Dot Matrix displays.
- Senior retail sales and marketing executives were hired to lead the US and newly opened Spanish sales office.

Research & Development

Product development is strategically vital for Pricer. Historical investments in research and development have paid off in the form of a competitive and market-leading system. To safeguard its market position, Pricer continues to improve system functionality, performance and stability and to reduce manufacturing costs. New technologies permit added value improvements and upgrades, and as the ESL market matures, customers are becoming more demanding of product function and design.

Pricer's strategy is to devote its in-house resources primarily to customer-driven development and adaptation. At the same time, the ambition has been to establish close ties with long-term partners as an integral part of the company's R&D activities. One example of this is PIER AB, a joint venture between Pricer and its Japanese partner Ishida. PIER's task is to exploit new technologies for the development of Pricer's ESL system to meet future requirements primarily in Japan, but also in other markets. Appulse Ltd, in which Pricer has a 51 per cent holding, is another example. Appulse, based in India, is specialised in development of software for retail applications and allows Pricer to meet customer demand for systems and software development with competitive prices and high quality.

Pricer has continued to patent its proprietary product development. The company currently holds 15 approved patents and has some thirty patent applications filed.

- In 2005 joint projects were conducted to cut costs for existing products.
- Development work has focused on enhancing Dot Matrix ESL types, developing new and cost efficient components for more functionality and support system functions.
- Initiatives have been taken to improve software modularity to permit easy and efficient customisation, integration and maintenance.
- Technology studies have been carried out for next-generation ESL systems with significantly higher communication speed.

Production

Pricer has chosen to outsource all manufacturing to subcontractors, creating scope for a flexible production structure that can quickly scale up production to large volumes. All manufacturing partners are competent, quality-certified suppliers that operate in an international market and add value to Pricer's products and organisation. Pricer's production is contracted out to four main companies; one specialised in manufacturing of Application Specific integrated Circuit chips for low-energy products, two OEM (Outsourced Electronic Manufacturing) suppliers that produce transceivers and base stations, and a fourth manufacturer for production of Pricer's ESL labels. All suppliers are ISO-certified and are based in Canada, China, Denmark, Hong Kong, Sweden and the UK.

- 2005 showed an all time high in production volume which surged to almost eight million labels. Production peaks occurred in October and November with more than 1 M delivered per month.
- In 2005 the production department undertook rigorous cost-saving measures and prepared Pricer's products for RoHS (Restriction of Hazardous Substances) compliance in the first half of 2006 according to EU directives.

Produced labels 2000-2005


Million ESL
20
18
16
14
12
10
8
6
4
2
0
2001
2002
2003
2004
2005

The functional value chain (continued)

Customer Service & Support & Professional Solutions

Pricer has developed a full range of services to facilitate change, and has more recently reorganised to address the growing international reach of its solutions and operations.

Three areas of responsibility under the same umbrella operate in each business unit and share technical responsibility for bringing clients superior solutions and support. Professional Solutions and the product specialist that make up the team are responsible for assisting the KAM organisation with specification, technical adaptation, adding value to client solutions and client consulting, from product introduction and lab tests to ensuring a successful pilot program. Specifications are then handed over to Customer Service for implementation management from store integration solutions to robotic ESL production, store communication mapping, store implementation and training, all within the KAM and project management framework.

Once the store is operational, responsibility is handed over to Customer Support for maintenance and hotline support. All resellers rely on this dedicated team for support and training.

- In 2005 Pricer's CSS & PS resources were focused on the launch of the new Continuum product family.
- International deployments with Carrefour, Grand Frais and Leclerc dominated activities in Europe during 2005.
- Several important pilot systems were launched in USA, Europe and Asia.



Quality Assurance

The ensure its professionalism in a growing market, Pricer has formulated, established and quality assured a business model capable of accommodating a sizeable scaling up of the company's operations. The Pricer Quality Manual defines and describes the company's processes and routines for monitoring and verification with the aim of achieving substantial improvement in efficiency and quality.

- With the participation of all employees in Pricer AB, the Pricer Quality Manual was implemented in 2005 as the effective quality management system of the company.

Financial Management

Financial responsibilities and powers are structured and delegated in the organisation through an allocation of business responsibilities to various levels and dimensions. Operations are conducted according to a result-oriented approach in which the Group's aggregate goals are broken down and supported by the goals of the various units, projects and individual employees. The entire Group uses a reporting system that reconciles actual outcomes against financial plans, budgets and forecasts for units, projects and operations at different levels. Order and sales data is reported monthly and the legal entities submit complete monthly closings of the books. A consolidated income statement is compiled monthly and a consolidated balance sheet on a quarterly basis.

- To facilitate coordination, improve transparency and further increase control, a group-wide business system was implemented in 2005.
- In pace with growth and international expansion of the organisation even outside Sweden, the staff and system resources of the financial management and control function have been reinforced.
- As a step in Pricer's expansion, the IT system was upgraded in 2005 to increase secure accessibility and efficiency throughout the international organisation.

Pricer's strength is built by individuals

Pricer's corporate culture is characterised by responsiveness and short decision-making paths. By working in a customer and process-driven manner, the company's organisation, resources and competencies can be adapted to market conditions and the focus directed to customer satisfaction.

Building competencies

In 2005 Pricer AB has continued the EU-funded training program resulting from the competence analysis in 2004. Among other things, this included courses in the new business system, project management for all employees and individual coaching programs for a handful of new managers in the Group. Widening the scope of a role and changing roles within the organisation are encouraged. Knowledge and understanding of the retail trade and the advantages offered by ESL systems are prioritised skills, and customer visits are therefore a recurring feature of human resource development. Employee surveys are another of Pricer's tools for effective organisational development and knowledge management. The survey from 2005 shows that the employees feel they can contribute significant knowledge, initiative and responsibility.

Employees in numbers

At the end of 2005 the Pricer Group had a total of 112 (99) employees, of whom 43 (39) worked in the Parent Company, 15 (14) in Pricer SAS, 4 (2) in Pricer Inc., 2 (2) in PIER AB and 48 (42) in Appulse Ltd 21 (28) per cent of all employees are women and Pricer is working actively to achieve a more even gender distribution in all functions and encourages diversity. Health risks in Pricer are minor, and work environment audits are conducted yearly. Sickness absence at Pricer remains very low at only 1.1 (1.4) per cent in 2005. In 2005 the number of employees increased from 55 to 62 in the wholly-owned companies and from 44 to 50 in the partly-owned companies. Staff levels were largely on par with 2004 and reinforcements were made mainly in management functions.

Legal structure

Pricer AB (publ) is the Parent Company of the Pricer Group. Aside from the Parent Company, operations are conducted in Pricer SAS (France) including a branch in Spain, Pricer Inc. (USA) and the partly-owned development companies Pricer Ishida Explorative Research (PIER) AB in Sweden and Appulse Retail Software Solutions Private Ltd. in India. Pricer's holding in PIER AB is 50 per cent and in Appulse Ltd 51 per cent.

Employee policy

Pricer works in an international and multicultural environment where our culture, organisation and the way we do business are permeated by a high level of expertise, professionalism and responsibility with a focus on the customer and the market. We encourage our employees to show openness, enterprising spirit and a positive attitude. Our core values are clear communication, initiative, honesty and mutual respect between individuals and professional disciplines.



Board of Directors
Human Resources
Investor Relations
Quality
President & CEO
Pricer Inc.
Pricer SAS
PIER AB
Appulse Ltd
Cust. Service & Support & Prof. Solutions
Sales & Marketing
Product Management
Production
Research & Development
Finance, IT & Administration

Age and gender distribution



Men
Women
60-69
50-59
40-49
30-39
20-29
18 15 12 9 6 3 0
0 3 6 9 12

Educational levels



University/ college 67 %
Upper secondary 33 %

Department distribution



Management
HR
R&D
Finance
CSS & PS
Sales & Marketing
Product Management

Business risks and opportunities

Pricer sees significant potential in the retail trade where the company, with its strong and established technical platform and solid customer references, is well poised to meet and benefit from growing demand. At the same time, there are threats and risks to consider when evaluating the company and its future potential, applying both to the entire sector and specifically to Pricer. These factors are not presented in any order of priority, and no claims to completeness are made.

Business risks

Market demand. The market for ESL systems is growing but it is difficult to assess when market penetration will reach a level where margins for ESL suppliers can be improved by higher market prices and lower cost due to volume production. There is a risk that the anticipated growth in margins will not occur.

Customer dependency. Pricer has a relatively small number of major customers counting for the majority of sales. By prioritizing existing customer undertakings and establishing various partnerships in the other markets and direct sales to many of its customers, Pricer is working to reduce its dependency on individual customers.

Suppliers. Pricer collaborates with subcontractors in order to achieve a flexible production solution and use standard components in its products wherever possible. However, it cannot be ruled out that a shortage of components could arise in the market or that keeping delivery time could become more difficult following a large volume increase in production.

Key competencies. Through knowledge-sharing and documentation of work processes, Pricer is taking measures to ensure that expertise is retained within the company.

Future capital requirements. Pricer's assessment is that no additional financing is needed until a positive cash flow can be achieved from operating activities. It is possible that Pricer will need an additional capital infusion if sales of the ESL system do not increase at the projected rate or if the gross margin is not adequate, or if other events occur which create a need for additional financing.

Competitors. Restructuring of the sector could constitute a threat to other players in the market if one or more competitor should enter an alliance with a strong partner. Pricer works in close collaboration with its customers to defend its position and strengthen its offering as a means for minimising the risk for loss of market shares.

Competing technologies. At present, IR technology is superior in terms of operating performance. Pricer studies and evaluates alternative technologies for the industry and so far, no alternative has been identified presenting a clear threat to Pricer's.

Patents. Pricer protects its products through patents, which due to rapid technological advances, may not be adequate in the future. In addition, there is a risk for costly patent disputes that tie up management resources.

Financial risk management and currency risk. See Note 25.

Opportunities

Market. Far-reaching changes are taking place in the retail trade, above all in grocery retailing, where restructuring, increasingly tough competition and a sharper focus on price are all contributing to the increasing popularity of automation strategies. In a longer perspective, this will benefit ESL suppliers in a market where penetration is still negligible, but where the available potential is estimated at between 6 and 10 billion labels. Pricer is well poised to meet growth in demand.

Customers. Pricer has a strong market presence, a respected and well-known brand name in the grocery retail sector and one of the market's broadest installation bases with more than 1,200 installations with prestigious customers currently in operation.

Offering and products. Through several years of continuous development, Pricer has created a modern and effective technical platform that supports the market's most effective high-performance system. Furthermore, this platform offers scope for ongoing development and a number of customised applications. Pricer offers end-to-end customer service and has also built up capacity to extend its range of products and services in an interesting aftermarket.


長野県産
トマト
1個
98円

Definitions

Return on equity
Result for the year as a percentage of average equity, calculated as the total of opening and closing balances of equity divided by two.

Return on capital employed
Operating result as a percentage of average capital employed, calculated as the total of opening and closing balances of capital employed divided by two.

Equity per share
Equity divided by the number of shares on the balance sheet date.

Capital turnover rate
Net sales for the year divided by average capital employed, calculated as the total of opening and closing balances of capital employed divided by two.

Acid-test ratio
Total current assets excluding inventories as a percentage of total current and long-term liabilities.

Net borrowings
Interest-bearing liabilities less interest-bearing assets.

Net margin
Result for the year as a percentage of net sales.

Net debt/equity ratio
Net borrowings in relation to equity.

P/S (Price/Sales) ratio
Share price on the balance sheet date divided by net sales per share (average number of shares).

Earnings per share
Result for the year attributable to equity holders in the Parent Company divided by the average number of shares outstanding.

Working capital
Interest-free current assets less interest-free current and long-term liabilities.

Operating margin
Operating result as a percentage of net sales.

Operating cash flow
Cash flow from operating activities.

Equity/assets ratio
Equity including minority interests as a percentage of the balance sheet total.

Capital employed
Assets as stated in the balance sheet excluding interest-bearing assets less interest-free liabilities.

Administration report

The Board of Directors and Chief Executive Officer of Pricer AB (publ), corporate identity no. 556427-7993, hereby submit their Annual Report for the financial year 1 January – 31 December 2005. Figures in brackets refer to the preceding year.

The Group consists of the Parent Company Pricer AB, the wholly owned subsidiaries Pricer SAS, Pricer Inc, Pricer Communication AB, Pricer Consulting AB, Pricer GmbH and the partly owned subsidiaries Pricer Ishida Explorative Research (PIER) AB (PIER AB) and Appulse Retail Software Solutions Private Limited (Appulse Ltd).

The Parent Company has primary responsibility for marketing, product development, product management and purchasing. Sales and customer service are handled by the Parent Company and subsidiaries in France and the US. In 2005, the French subsidiary Pricer SAS opened a branch office in Spain in order to better serve that market. PIER AB, which is jointly owned with Pricer's Japanese partner, Ishida Co Ltd, is responsible for certain product development. Appulse Ltd in India develops software and is owned jointly with the company's local management.

Operations

Pricer offers electronic price and information systems, known as ESL (Electronic Shelf Label), which are designed to significantly increase customer benefit and optimise efficiency and profitability in the retail industry. Pricer is a world-leading ESL supplier and commands more than 35 per cent of the global market, consisting mainly of the grocery retail trade in Japan, Europe and the US.

Operations in 2005 were characterised by robust growth in the Japanese and French markets. In Japan, Pricer's partner Ishida contributed to further reinforcement of the company's leading position and market share. In the past year Pricer received another major order in France from Carrefour, the world's second largest retail chain. Systems were delivered and installed in a large number of stores for Carrefour and other customers in France and Spain.

At the end of 2005 Pricer had a total of around 1,200 store installations, the majority in Japan, Germany, France, the Nordic countries and the rest of Europe.

Market and sales

Pricer is noting continued favourable development in the ESL market. The signals from Pricer's prioritised geographical markets are clear, and many retail chains have made the decision or launched projects to include ESL as an operating tool in the automation process. Pricer's assessment is that the company increased its market shares and further strengthened its position as the market-leading provider of ESL solutions during 2005.

Orders received in 2005 amounted to SEK 279.1 M (179.9), representing an increase of 55 per cent. The most significant of these was an order from Carrefour France worth around SEK 110 M, most of which was delivered during the year. The order book at 31 December 2005 amounted to approximately SEK 107 M (131) and consisted mainly of an order placed by Ishida in 2001 for deliveries through March 2007.

Pricer's position in Europe is advancing steadily through the relationship established with the Carrefour retail chain, which equipped well over a hundred of its stores with ESL systems from Pricer during 2004 and 2005. At the beginning of 2006, Carrefour renewed its confidence in Pricer for the third time by placing an order for deliveries during the year. The experienced gained by Carrefour in France is being exported to other strategic markets, as demonstrated by their orders for ESL pilot systems during 2005 in Korea, Taiwan and Greece.

E. Leclerc is a leading French food retailer operating in Europe with around 500 large format stores. In June 2005 one of E. Leclerc's regional buying groups chose Pricer as its ESL supplier for first phase deployment in some ten regional hypermarkets during 2005 and 2006 with deliveries worth an estimated SEK 14 M. In February 2006, another of E. Leclerc's regional buying groups signed an agreement for delivery of ESL systems to some 20 hypermarkets for a total value of approximately SEK 23 M.

Demand for ESL systems in Japan is rising steadily and with more than 600 installations in operation for customers such as Ito-Yokado, Okuwa, Inageya, Maruetsu and Heiwado, Pricer has high expectations for this market. A strong focus on price changes, automation and efficiency optimisation coupled with culturally related demands on accurate information are key factors that are driving demand for ESL systems. Pricer's customer base is made up of some 80 retail chains with ESL installations primarily in large format stores. In view of the Japanese retail industry's wide acceptance of specialised IT support and ESL systems, continued stable growth is anticipated.

Trends in the US market, including restructuring, rising price pressure and legislation on price information, are creating stronger incentives for retail process automation solutions including ESL. The market, which has previously had a comparatively low penetration of ESL systems, is showing signs of growing interest and Pricer has a total of around 30 installations in the country. A pilot installation, sold via Pricer's US partner IBM, was deployed in August at one of the country's five leading retail chains. A decision for large-scale deliveries was postponed into the future due to structural changes in the customer's organisation. The grocery retailer Costco decided to move forward with three additional stores in Connecticut and has thus equipped all of its stores in the state with Pricer's ESL systems. Sales via StoreNext, another of Pricer's partners in the US, are increasing even outside Connecticut.

Research and development

Pricer's ambition is to combine and adapt newly developed products to the needs of various markets and customers in order to achieve rational manufacturing and lower unit costs.

Pricer's investments in product development remained high in 2005 and amounted to SEK 37.4 M (27.8), corresponding to 35 (34) per cent of total operating expenses. In 2004 new product families were developed for the Japanese and US markets, and the labels with dot matrix technology were further enhanced. The performance of the ESL system's infrastructure was improved, new and cheaper components were developed for extended functionality and projects were carried out to increase the level of software modularity for greater flexibility. Pricer strives to maintain its forefront position though ongoing development and adaptation to new technologies and specific customer requirements. The company continuously refines the system to optimise cost and manufacturing efficiencies. Pricer's policy is to patent its proprietary product development.

Pricer has a long-term partnership with Ishida. In a joint venture, PIER AB, the partners are working to develop ESL systems based on new technologies to meet future requirements primarily in Japan, but also other markets.

In the field of software development, Pricer has a partly owned subsidiary, Appulse Ltd, which is based in New Delhi, India. In 2005 Pricer intensified its efforts to meet customer demand for new high-quality customised software for the company's systems, primarily through Appulse.

Net sales and result

Net sales strengthened to SEK 325.8 M (227.2), equal to an increase of 43 per cent. Deliveries during the year went mainly to Carrefour in France and Spain and to Ishida with Ito-Yokado and several other end-users.

Gross profit amounted to SEK 64.7 M (30.3) and gross margin to 20 (13) per cent. The stronger gross margin is explained by lower unit costs as a result of past product development and improved sales prices.

Operating expenses rose to SEK 108.2 M (82.3), up by 31 per cent over the previous year due to increased R&D investments and a higher number of employees, primarily in sales.

The operating result for the year was SEK -43.5 M (-52.0).

Net financial items at year-end totalled SEK 7.3 M (0.0) and consisted of positive exchange differences on cash and cash equivalents in USD and an exchange gain of SEK 0.7 M attributable to orders placed during the year for delivery in later periods.

The net result was SEK -36.4 M (-52.0).

Assets and financial position

Total assets at 31 December 2005 are reported at SEK 228.4 M (153.2) and consisted mainly of accounts receivable, cash and cash equivalents and inventories. Cash and cash equivalents at 31 December 2005 amounted to SEK 69.5 M (42.5). The cash flow from operating activities was SEK -69.5 (-72.4). Pricer's acid test ratio was 259 (204) per cent at 31 December 2005 and the equity/assets ratio was 67 (61) per cent.

In May 2005, Pricer's liquidity and financial position were strengthened by a rights issue to the existing shareholders through which the company raised proceeds of over SEK 90 M. The number of shares was thus increased by 193.9 million to 754.3 million.

Investments

Net investments totalled SEK 4.3 M (6.9) and referred primarily to production machinery, computers and office equipment. All costs for product development, amounting to SEK 37.4 M (27.8), are expensed, see Note 1, Accounting policies.

Parent Company

The Parent Company reported net sales of SEK 288.6 M (216.9) and a result after financial items of SEK -35.1 M (-54.4). The Parent Company's cash and cash equivalents amounted to SEK 56.1 M (30.1) at 31 December 2005.

Personnel

The average number of employees in the Group during 2005 was 104 (72), of which Appulse Ltd and PIER AB accounted for 46 (28). The number of employees at 31 December 2005 was 112 (99), of which Appulse Ltd and PIER AB accounted for 50 (44). Information about salaries and remuneration is presented in Note 5.

Financial policy and currency risk

Risk management is governed by the Board of Directors' adopted financial policy, see Note 25.

Administration report (continued)

Accounting policies

With effect from 2005, Pricer presents its financial statements in accordance with the International Financial Reporting Standards (IFRS) endorsed by the EU. The effects arising on transition from the previously applied Swedish GAAP to IFRS have been very limited, see Notes 34 and 35.

Pricer is not subject to mandatory compliance with the Swedish Code of Corporate Governance. Pricer's corporate governance procedures and routines are described on page 52.

Board of Directors

Proposals to the Annual General Meeting regarding candidates for election to the Board are prepared by the appointed nomination committee consisting of Salvatore Grimaldi, Tedde Jeansson Jr. and Michael S. Juuhl and John Örtengren. Due to the size of the Board, Pricer has found it impractical to set up separate audit and remuneration committees and these matters are instead dealt with by the entire Board of Directors. For a description of the work of the Board, see page 52.

Subsequent events

In February 2006 Pricer was chosen to complete the ESL rollout of Carrefour's remaining directly owned hypermarkets in France following successful deployments during 2004 and 2005. The order is worth a total of SEK 120 M and includes installations in more than 70 hypermarkets in France to be completed during 2006.

Also in February 2006, the French food retailer E. Leclerc's regional buying group Socamaine chose Pricer as its supplier of ESL systems for first phase deployment. The contract includes hardware, software and installation services for 15 of the region's 35 hypermarkets and for five hypermarkets in the Leclerc Scarmor region. Deliveries under the contract, worth a total of around SEK 23 M, are expected to be completed during 2006. This contract has further enhanced Pricer's already strong market position in France and Europe.

Outlook for 2006

Pricer anticipates further positive development in the market with growth in the total installed base and more concrete interest from a number of major retail groups. Evaluations and negotiations with a number of retail chains are in progress.

The Board's stands by its assessment that the company will achieve a positive cash flow in 2006.

Proposed disposition of accumulated deficit

The Board of Directors proposes that the year's loss in the Parent Company, amounting to SEK 35,078,996.06, be dealt with as follows:

To be carried forward to new account	35,078,996.06
Total	**35,078,996.06**

No shareholder dividends are proposed. According to the Board's policy no dividends can be paid until stable profitability is achieved.

For additional information about the company's results and financial position, please refer to the following income statements, balance sheets and accompanying notes.

Consolidated income statement

1 January - 31 December

Amounts in SEK 000s	Note	2005	2004
Net sales	2, 3	325,794	227,191
Cost of goods sold		-261,099	-196,921
Gross profit		**64,695**	**30,270**
Other operating income	4	46	119
Selling expenses		-38,162	-24,176
Administrative expenses		-32,601	-30,387
Research and development costs		-37,438	-27,819
Operating result	**3, 5, 6, 7, 26**	**-43,460**	**-51,993**
Financial income		7,521	1,219
Financial expenses		-244	-1,249
Net financial items	**8**	**7,277**	**-30**
Result before tax		**-36,183**	**-52,023**
Tax on result for the year	9	-219	-
Net result for the year		**-36,402**	**-52,023**
Attributable to:			
Equity holders of the Parent Company		-32,961	-49,460
Minority interests		-3,441	-2,563
		-36,402	**-52,023**

Earnings per share	Note	2005	2004
Earnings per share before dilution, SEK	19	-0.05	-0.09
Earnings per share after dilution, SEK		-0.05	-0.09
Number of shares, millions		684.3	560.4
Number of shares after dilution, millions [1]		684.3	560.4

[1] Warrants for which the present value of the exercise price exceeded the average market price during 2004 have not been included in the calculation. Consequently, the calculation includes no outstanding warrant programmes.

Consolidated balance sheet

At 31 December

Amounts in SEK 000s	Note	2005	2004
ASSETS			
Intangible assets	10	7,733	10,221
Tangible assets	11	8,037	8,009
Total fixed assets		**15,770**	**18,230**
Inventories	14	14,916	12,812
Taxes recoverable	9	685	715
Accounts receivable	15	106,147	69,114
Deferred expenses and accrued income	16	8,877	2,057
Other receivables	13	12,501	7,711
Cash and cash equivalents	17	69,513	42,542
Total current assets		**212,639**	**134,951**
TOTAL ASSETS		**228,409**	**153,181**
EQUITY AND LIABILITIES			
EQUITY	18		
Share capital		75,433	56,043
Other contributed capital		121,407	104,170
Reserves		-806	-561
Accumulated deficit including net result for the year		-46,858	-67,865
Equity attributable to equity holders of the Parent Company		**149,176**	**91,787**
Minority interests		2,923	1,566
Total equity		**152,099**	**93,353**
LIABILITIES			
Long-term interest-bearing liabilities	20, 25	120	-
Warranty provisions	22	1,560	1,955
Other provisions	22	215	739
Total long-term liabilities		**1,895**	**2,694**
Prepayments from customers		8,040	1,252
Current interest-bearing liabilities	20, 25	87	-
Accounts payable		35,911	32,468
Income tax liabilities	9	119	72
Other liabilities	23	6,225	4,255
Accrued expenses and deferred income	24	20,734	16,183
Provisions	22	3,299	2,904
Total current liabilities		**74,415**	**57,134**
Total liabilities		**76,310**	**59,828**
TOTAL EQUITY AND LIABILITIES		**228,409**	**153,181**

For information about the Group's pledged assets and contingent liabilities, see Note 28.

Summary
of changes in consolidated equity

	Note	Share Capital	Other contribut-ed capital	Reserves	Accumulated deficit incl. net result for the year	Total	Minority interest	Total equity
		Equity attributable to equity holders in the Parent Company						
Opening equity, 1 January 2004		33,228	160,096		-105,871	87,453	1,878	89,331
Adjusted for accounting change [1]								
Adjusted equity, 1 January 2004		**33,228**	**160,096**	**0**	**-105,871**	**87,453**	**1,878**	**89,331**
Utilisation of share premium reserve			-48,219		48,219			
Transfers between restricted and non-restricted equity			-39,247		39,247			
The year's change in the translation reserve	18			-561		-561		-561
Net result for the year					-49,460	-49,460	-2,563	-52,023
Total changes in wealth excl. transactions with the company's owners		33,228	72,630	-561	-67,865	37,432	-685	36,747
Exercise of subscription warrants T08B		22,815	31,540			54,355		54,355
Shareholder contribution from Ishida Co Ltd to PIER AB							2,251	2,251
Closing equity, 31 December 2004		**56,043**	**104,170**	**-561**	**-67,865**	**91,787**	**1,566**	**93,353**
Opening equity, 1 January 2005		**56,043**	**104,170**	**-561**	**-67,865**	**91,787**	**1,566**	**93,353**
Adjusted for accounting change					**-463**	**-463**		**-463**
Adjusted equity, 1 January 2005		**56,043**	**104,170**	**-561**	**-68,328**	**91,324**	**1,566**	**92,890**
Utilisation of share premium reserve			-54,431		54,431			
The year's change in the translation reserve	18			-245		-245	210	-35
Net result for the year					-32,961	-32,961	-3,441	-36,402
Total changes in wealth excl. transactions with the company's owners		56,043	49,739	-806	-46,858	58,118	-1,665	56,453
New share issue		19,390	81,672			101,062		101,062
Transaction costs for the new share issue			-2,348			-2,348		-2,348
Costs for guarantee			-7,656			-7,656		-7,656
Shareholder contribution from Ishida Co Ltd to PIER AB							4,588	4,588
Closing equity, 31 December 2005		**75,433**	**121,407**	**-806**	**-46,858**	**149,176**	**2,923**	**152,099**

[1] No adjustment has been required for accounting changes in opening equity at 1 January 2004.

Consolidated cash flow statement

1 January - 31 December

Amounts in SEK 000s	Note	2005	2004
	30		
Operating activities			
Result after financial items		-36,183	-52,023
Adjustment for non-cash items		776	7,073
Paid tax		-219	-84
Cash flow from operating activities before changes in working capital		**-35,626**	**-45,034**
Cash flow from changes in working capital			
Change in inventories		-2,104	-2,192
Change in operating receivables		-48,344	-46,828
Change in operating liabilities and provisions		16,610	21,667
		-33,838	-27,353
Cash flow from operating activities		**-69,464**	**-72,387**
Investing activities			
Acquisition of tangible assets		-4,377	-6,852
Sale of tangible assets		15	-
Cash flow from investing activities		**-4,362**	**-6,852**
Financing activities			
New share issue		93,406	-
Issue costs		-2,348	-
Shareholder contributions from minority [1]		3,908	1,381
Loans raised		207	-
Exercise of subscription warrants T08B		-	54,282
Cash flow from financing activities		**95,173**	**55,663**
Cash flow for the year		**21,347**	**-23 576**
Cash and cash equivalents at beginning of year [2]		45,233	69,094
Exchange difference in cash and cash equivalents [3]		5,864	-285
Cash and cash equivalents at end of year [2]		**72,444**	**45,233**

[1] Refers to shareholder contributions from Ishida Co Ltd to PIER AB (joint venture between Pricer AB and Ishida Co Ltd).
[2] Cash and cash equivalents include bank overdraft facilities that are immediately cancellable, see Note 30.
[3] Exchange difference in cash and cash equivalents includes exchange differences on bank overdraft facilities in USD.

Parent Company income statement

1 January - 31 December

Amounts in SEK 000s	Note	2005	2004
Net sales	2	288,558	216,935
Cost of goods sold		-239,016	-176,172
Gross profit		**49,542**	**40,763**
Selling expenses		-13,446	-9,122
Administrative expenses		-32,602	-29,810
Research and development costs		-31,865	-24,218
Other operating income	4	46	119
Operating result	5, 6, 26	**-28,325**	**-22 268**
Result from financial investments			
Result from participations in group companies		-14,147	-34,759
Interest income and similar profit/loss items		7,523	3,643
Interest expenses and similar profit/loss items		-130	-1,047
Result after financial items and before tax	8	**-35,079**	**-54,431**
Tax on result for the year	9	-	-
Net result for the year		**-35,079**	**-54,431**

Parent Company balance sheet

At 31 December

Amounts in SEK 000s	Note	2005	2004
ASSETS			
Fixed assets			
Intangible assets	10	6,723	8,965
Tangible assets	11	7,044	7,232
Financial assets			
Participations in group companies	29	8,833	6,002
Receivables from group companies	12	2,629	-
Total financial assets		*11,462*	*6,002*
Total fixed assets		**25,229**	**22 199**
Current assets			
Inventories, etc	14	11,335	10,144
Current receivables			
Accounts receivable	15	27,381	32,277
Receivables from group companies	28	62,890	37,951
Taxes recoverable	9	414	689
Other receivables	13	10,319	6,059
Deferred expenses and accrued income	16	7,368	1,458
Total current receivables		**108,372**	**78,434**
Cash and bank		56,098	30,068
Total current assets		**175,805**	**118,646**
TOTAL ASSETS		**201,034**	**140,845**

Parent Company balance sheet (continued)

Amounts in SEK 000s	Note	2005	2004
EQUITY AND LIABILITIES			
Equity	18		
Restricted equity			
Share capital		75,433	56,043
Statutory reserve		-	87,604
Share capital reserve		104,841	-
		180,274	143,647
Net result for the year		-35,079	-54,431
Total equity		**145,195**	**89,216**
LONG-TERM LIABILITIES			
Liabilities to group companies	28	5,086	5,096
Provisions	22	1,775	2,694
Total long-term liabilities		**6,861**	**7,790**
CURRENT LIABILITIES			
Accounts payable		27,442	24,687
Liabilities to group companies	28	4,947	5,941
Other liabilities	23	1,389	1,442
Accrued expenses and deferred income	24	11,901	9,504
Provisions	22	3,299	2,265
Total current liabilities		**48,978**	**43,839**
TOTAL EQUITY AND LIABILITIES		**201,034**	**140,845**
Pledged assets	27	**34,825**	**19,847**
Contingent liabilities	27	**200**	**4,047**

Summary
of changes in Parent Company equity

		Restricted equity				
	Note	Share capital	Statutory reserve	Share premium reserve	Net result for the year	Total equity
Opening equity, 1 January 2004		33,228		103,626	-47,563	89,291
Utilisation of share premium reserve				-47,563	47,563	
Net result for the year					-54,431	-54,431
Total changes in wealth excl. transactions with the company's owners		33,228		56,063	-54,431	34,860
Exercise of subscription warrants T08B		22,815		31,541		54,356
Closing equity, 31 December 2004		**56,043**		**87,604**	**-54,431**	**89,216**
Opening equity, 1 January 2005		56,043		87,604	-54,431	89,216
Utilisation of share premium reserve				-54,431	54,431	
Net result for the year					-35,079	-35,079
Total changes in wealth excl. transactions with the company's owners		56,043		33,173	-35,079	54,137
New share issue		19,390		81,672		101,062
Transaction costs for the new share issue				-2,348		-2,348
Warranty costs				-7,656		-7,656
Transfer of share premium reserve to statutory reserve	18		104,841	-104,841		
Closing equity, 31 December 2005		**75,433**	**104,841**	**0**	**-35,079**	**145,195**

No adjustment for accounting changes has been required in opening equity at 1 January 2004 or 1 January 2005.

Parent Company cash flow statement

Amounts in SEK 000s	Note	2005	2004
	30		
Operating activities			
Result after financial items		-35,079	-54,431
Adjustment for non-cash items		13,266	25,666
Paid tax		-	-
Cash flow from operating activities before changes in working capital		**-21,813**	**-28,765**
Cash flow from changes in working capital		-1,191	394
Change in inventories		-18,636	-39,598
Change in operating receivables		4,253	11,213
Change in operating liabilities		-15,574	-27,991
Cash flow from operating activities		**-37,387**	**-56,756**
Investing activities			
Shareholder contributions paid		-29,649	-20,296
Acquisition of tangible assets		-3,520	-6,063
Sale of tangible assets		15	-
Cash flow from investing activities		**-33,154**	**-26,359**
Financing activities			
New share issue		93,406	-
Issue costs		-2,348	-
Exercise of subscription warrants T08B		-	54,282
Cash flow from financing activities		**91,058**	**54,282**
Cash flow for the year		**20,517**	**-28,833**
Cash and cash equivalents at beginning of year [1]		32,759	61,790
Exchange difference in cash and cash equivalents [2]		5,753	-198
Cash and cash equivalents at end of year [1]		**59,029**	**32,759**

[1] Cash and cash equivalents include bank overdraft facilities that are immediately cancellable, see Note 30.
[2] Exchange difference in cash and cash equivalents includes exchange differences on bank overdraft facilities in USD.

(Amounts in SEK 000s unless otherwise stated. Group is abbreviated as "G" and Parent Company as "PC".)

Note 1 Accounting policies

Compliance with norms and laws

The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) established by the International Ac-counting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) which have been en-dorsed by the European Commission for application in the EU. The annual report and consolidated financial statements for 2005 are the first complete financial report in conformity with IFRS. In connection with the transition from the previous accounting policies to IFRS, the Group has applied IFRS 1, First-Time Adoption of IFRS. Furthermore, the Swedish Financial Accounting Standards Council's recommendation RR 30, Supplementary Rules for Consolidated Financial Statements, has been applied.

The Parent Company applies the same accounting policies as the Group, except for in those cases described under "Parent Company accounting policies". Any deviations between the polices applied by the Parent Company and the Group are a result of limitations in the scope for IFRS conformity in the Parent Company due to its application of the Swedish Annual Accounts Act and the Pension Protection Act, etc., and in certain cases tax considerations.

Notes 34 and 35 contain a reconciliation and description of the effects of IFRS transition on the Group's results, financial position and reported cash flows.

Basis of presentation

The functional currency of the Parent Company is Swed-ish kronor (SEK), which is also the presentation currency of the Parent Company and the Group. The consoli-dated financial statements are thus presented in SEK. Unless otherwise stated, all amounts are rounded off to the nearest thousand.

Assets and liabilities are stated at historical cost, aside from certain financial assets and liabilities which are stated at fair value. The financial assets and liabilities stated at fair value consist of derivatives.

Non-current assets and disposal groups are stated at the lower of carrying amount and fair value less costs to sell. When preparing the financial statements in accordance with IFRS, the compa-ny's management is required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. The estimates and assumptions are based on historical experience and a number of other factors which are deemed reasonable under the prevailing circumstances. The results of these estimates and assumptions are then used as a basis for decisions concerning the reported values of assets and liabilities unless such can be determined through infor-mation from other sources. Actual outcomes may differ from these estimates and assumptions.

The estimates and assumptions are evaluated on a regular basis. Changes in estimates are reported in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Note 32 provides a description of inputs and assessments which have been used by the company's management in the application of IFRS and which have a significant impact on the financial reports, and estimates which can lead to significant adjustments in the financial statements of later years.

The following accounting policies for the Group have been consistently applied in periods presented in the consolidated financial statements, unless otherwise stated below, and in the preparation of the consolidated opening IFRS balance sheet at 1 January 2004 which describes the transition from the previously applied accounting standards to IFRS. The Group's accounting policies have been consistently applied in reporting and consolidation of the Parent Company, subsidiaries and the joint venture company.

The annual report and consolidated annual report were approved for publication by the Board of Directors on 4 April 2006, and will be put before the Annual General Meeting for adoption on 11 May 2006.

Accounting changes

The Group's transition to IFRS is reported according to IFRS 1 and is described in Notes 34 and 35.

According to an elective exemption in IFRS 1, standards IAS 39, IAS 4 and IFRS 5 have not been applied retro-spectively to the comparative information for 2004 but are instead applied prospectively as of 1 January 2005.

The application of IAS 39 has affected equity with a charge of SEK 463 thousand at 1 January 2005. The effects of IAS 39 on the income statement for 2005 were positive as a result of rising exchange rates for USD and EUR in relation to SEK. For the comparison year 2004, the same accounting standards are applied as for the Parent Company with regard to financial instruments.

The company does not prematurely apply new standards or interpretations not endorsed by the EU.

Segment reporting

For accounting purposes, a segment is an identifiable component of the Group that provides products or services (business segment), or provides products and services within a particular economic environment (geographical segment) and is subject to risks and returns that are different from those of other segments/areas. In accordance with IAS 14, information about segments is provided only for the Group.

Classification

Fixed assets and long-term liabilities in the Parent Company and the Group essentially consist of amounts that are expected to be recovered or settled more than twelve months after the closing date. Current assets and current liabilities essentially consist of amounts that are expected to be recovered or settled within twelve months from the closing date.

Scope of consolidation

Subsidiaries

Subsidiaries are companies in which Pricer AB has a controlling influence, meaning that the Parent Company directly or indirectly has the right to govern the subsidiary's financial and operating strategies in order to obtain economic benefits. This also applies to partly owned subsidiaries in which the company holds 50 per cent or more of the votes and holds the Chairman position and the casting vote. The subsidiaries are reported in accordance with the purchase method of accounting with the exception of Pricer Communication AB.

Pricer Communication AB has been consolidated according to the uniting of interests (also known as pooling) method. Since Pricer Communication's ownership structure was basically identical to Pricer AB's, the company's owners eventually found it natural to integrate the business which was essentially conducted by the same organisation.

Subsidiaries are included in the consolidated financial statements from the date of acquisition until the date on which the controlling influence ceases.

Transactions to be eliminated upon consolidation

All intra-group receivables and liabilities, income or expenses, and unrealised gains or losses arising on transactions between group companies are eliminated in full in presentation of the consolidated financial statements. Unrealised gains arising on transactions with associated companies are eliminated to the extent of the Group's interest in the company. Unrealised losses are similarly eliminated unless they provide evidence of impairment.

Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency at the rate of exchange ruling on the transaction date. The functional currency is the currency of the primary economic environment in which the subsidiary operates. Monetary assets and liabilities in for-eign currency are translated to the functional currency at the closing day rate. Foreign exchange differences aris-ing on translation are recognised in the income statement.

Exchange differences aris-ing on translation of operating receivables and liabilities are recognised in operating result. Exchange differences affecting net sales are shown in Note 2 and exchange differences affecting cost of goods sold in Note 7. Exchange differences with an effect on financial items are shown in Note 8.

Financial statements of foreign operations
Assets and liabilities in foreign operations are translated from the foreign operation's functional currency to the Group's presentation currency, SEK, at the closing day rate of exchange. Income and expenses in foreign operations are translated to SEK at the average rate during the year. For Appulse Ltd, the presentation currency is USD. Translation from INR to USD has been carried out as stated above. Pricer GmbH, which is now essentially dormant, has been classified as a so-called integrated entity and translated according to the monetary/ non-monetary method. Translation differences arising on the translation of foreign operations are recognised directly in equity as a translation reserve. The company has chosen to reset cumulative translation differences attributable to foreign operations to zero at the IFRS transition date. Cumulative translation differences arising in or after 2004 are shown in Note 18 Equity.

Income recognition
Income arising from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Income relating to the sale of services is recognised in the income statement when the amount of income for the performance of services can be measured reliably and the economic benefits associated with the transaction will flow to the Group.

Income is not recognised when it is not probable that the economic benefits will flow to the Group. Income in the form of royalties due to another's use of the Group's assets is recognised when it is probable that the economic benefits associated with the transaction will flow to the company and when the amount of income can be measured reliably. The criteria for income recognition are applied to each transaction on an individual basis.

Government grants are recognised in the balance sheet as deferred income when there is reasonable assurance that the grant will be received and that the enterprise will comply with any conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the related costs, for which they are intended to compensate, on a systematic basis.

Operating expenses and financial income and expenses
Payments under operating leases
Payments under operating leases are recognised in the income statement and accrued over the lease term.

Financial income and expenses
Financial income and expenses consist of interest income on bank deposits and receivables, interest expenses on liabilities, exchange differences, realised and unrealised gains on financial investments and gains/losses on embedded derivatives.

Financial instruments
Financial instruments are measured and presented in accordance with the rules in IAS 39.

The financial instruments recognised on the asset side of the balance sheet include cash and cash equivalents, accounts receivable and loans. On the liability side, these include accounts payable and borrowings.

Financial instruments are initially measured at cost corresponding to the instrument's fair value, plus transaction costs for all financial instruments.

A financial asset or liability is recognised in the balance sheet when the company initially becomes party to the contractual provisions of the instrument. Accounts receivable are recorded in the balance sheet when an invoice has been sent. Financial liabilities are recognised when the counterparty has performed and there is contractual obligation to pay, even if no invoice has been received. Accounts payable are recorded when an invoice has been received. A financial asset is derecognised from the balance sheet when the company's rights under the agreement are realised, expire or the company has relinquished control of the asset. The same applies to a part of a financial asset. A financial liability is derecognised from the balance sheet when the obligation specified in the agreement is discharged or otherwise extinguished. The same applies to a part of a financial liability. The purchase or sale of a financial asset is recognised on the trade date, which is the date on which the company commits to purchase or sell the asset, except for when the company acquires or sells listed securities, in which case settlement date accounting is applied.

At every reporting date, the company assesses whether there is any objective evidence of impairment of a finan-cial asset or group of financial assets. Financial instruments are grouped in the following categories:

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and at bank (or equivalent institutions) and other highly liquid short-term investments with original maturities of less than three months which are exposed to insignificant risk for value fluctuations.

Financial investments
Financial investments are categorised as either financial assets or short-term investments, depending on the purpose of the holding. If the maturity or expected holding period is longer than one year the investments are recognised as financial assets, and if it is shorter as short-term investments. In measurement at fair value through profit or loss, fair value changes are recognised in net financial items.

Other receivables
Other current receivables are receivables that arise when the company provides cash with no intent of trading the resulting receiv-able. If the expected holding period is shorter than one year, they are other receivables.

Accounts receivable
Accounts receivable receivables are reported in the amount in which they are expected to be received after of doubtful debts, which are assessed on a case-by-case basis. Accounts receivable have a short expected maturity, and are therefore stated in the nominal amount without discounting. Impairment losses on accounts receivable are recognised in operating expenses.

Liabilities
Financial liabilities are measured at fair value including transaction costs. Long-term liabilities have an expected maturity of longer than one year, while current liabilities have a maturity of shorter than one year.

Accounts payable
Accounts payable have a short expected maturity, and are therefore stated in the nominal amount without discounting.

Derivatives and hedge accounting
Derivative instruments in the Group consist of forward exchange contracts entered into in order to reduce the risk for exchange rate movements. Derivatives also include features that are embedded in other contracts. Embedded derivatives are reported separately when they are not closely related to the host contract. Changes in the fair value of free-standing and embedded derivatives are recognised in the income statement based on the purpose of the holding. For derivatives that are hedge instruments, the effective portion of fair value changes on the derivatives are recognised on the same line in the income statement as the hedged item. Although hedge accounting is not applied in the Group, changes in the fair value of a derivative instrument are recognised directly in the income statement as income/expenses within operating result or in net financial items, depending on whether its use is re-lated to an operating item or a financial item.

Receivables and liabilities in foreign currency and transaction exposure
Forward exchange contracts are used to hedge assets and liabilities against currency risk. Hedge accounting is not required for these hedges, since both the hedged items and the hedge instruments are measured at fair value with fair value changes recognised within exchange gains/losses in the income statement. Changes in the fair value of operating receivables and liabilities are recognised in operating result, while changes in the fair value of financial assets and liabilities are recognised in net financial items. Currency exposure in forecasted future flows is hedged through foreign exchange contracts. Hedge accounting is not applied.

Tangible assets

Owned assets

A tangible asset is recognised as an asset in the balance sheet when it is probable that the economic benefits at-tributable to the asset will flow to the company and the cost of the asset can be measured reliably.

Tangible assets in the Group are recognised at his-torical cost less accumulated depreciation and any impairment losses. Historical cost includes the costs of purchase and all directly attributable costs necessary to bring the asset to its required working condition.

The carrying amount of a tangible asset is derecognised in the balance sheet on disposal or when it is withdrawn from use and no future economic benefits are expected from its disposal. The gain or loss on disposal is the differ-ence between the proceeds and the carrying amount and should be recognised as other operating income/expenses.

Subsequent expenditure

Subsequent expenditure is added to the recorded value of the asset or recognised as a separate asset when it is probable that the future economic benefits associated with the asset will flow the Group and the cost of the asset can be measured reliably. All other types of repair and maintenance are expensed in the profit and loss account for the period in which they arise.

The decisive factor in determining if subsequent ex-penditure should be capitalised as a component of the as-set is whether the expenditure refers to replacement of an identified component, or parts thereof, in which case it is capitalised. In cases where a new component is created, the resulting expenditure is added to historical cost. Any residual value of a replaced component, or parts thereof, is recognised as an expense in connection with replace-ment. Repairs are expensed as incurred.

Depreciation

Depreciation is carried out on a straight-line basis over the estimated useful life of the asset. The residual value and useful life of an asset is evaluated yearly.

Estimated useful lives (Group and Parent company):
- plant and machinery: 3-5 years
- equipment, tools, fixtures and fittings: 3-5 years
- leasehold improvements: 3 years

Intangible assets

All research and development costs are recognised as expenses in the income statement for the period in which they arise. Costs for development, where research findings or other knowledge is used to achieve new or improved products or processes, are recognised as an asset in the balance sheet only when the technical and commercial feasibility of the product or process has been established, the Group has adequate resources to complete development and the Group intends and is able to complete the intangible asset and either use it or sell it.

Other intangible assets acquired by the Group are measured at cost less accumulated amortisation and impairment losses.

Subsequent expenditure on capitalised intangible assets is recognised within assets in the balance sheet only when it is probably that this expenditure will enable the asset to generate future economic benefits in excess of its origi-nally assessed standard of performance. All other expenditure is expensed as incurred.

Amortisation

Amortisation according to plan is based on the historical cost of the asset and is carried out on a straight-line basis over the estimated useful life of the asset. The residual value and useful life of an asset is evaluated yearly.

Estimated useful lives (Group and Parent Company):
- industrial rights: 5 years (Group only)
- patents and licenses: 5-12 years

Patents and licenses are amortised over the period of validity of the patent or license, which in certain cases exceeds five years. The residual values and useful lives of intangible assets are evaluated yearly.

Inventories

Inventories are stated at the lower of cost and net realis-able value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimat-ed cost of completion and the estimated costs necessary to make the sale. Obsolescence risks are taken into account in measurement of inventories.

Impairment

The carrying amounts of the Group's assets, with the exception of inventories, are reviewed at each balance sheet date to look for any indication that an asset may be impaired. If there is an indication of impairment, the asset's recoverable amount is calculated. For the excepted assets listed above, the carrying amount is reviewed according to the applicable standards.

For an asset that does not generate any cash flow independently from other assets, recoverable value is calculated for the smallest identifiable cash-generating unit to which the asset belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable value, an impairment loss is recognised in the income statement. The recoverable amounts of assets in the categories held-to-maturity investments and loans and receivables recog-nised at amortised cost are calculated as the present value of future cash flows discounted at the effective rate in force at initial recognition of the asset. Assets with a short time to maturity are not discounted.

The recoverable amount of other assets is the higher of fair value less costs to sell and value in use. In measuring value in use, the discount rate used should be the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is not possible to determine the recoverable amount for the individual asset, the recoverable amount is calculated for the smallest identifiable cash-generating unit to which the asset belongs.

An impairment loss is reversed only if there has been a change in the estimates used to deter-mine the asset's recoverable amount. A write-down is reversed only to the extent that the increased carrying amount due to reversal is not more than what the depreciated historical cost would have been if the impairment had not been recognised, with an adjustment of amortisation for future periods.

Employee benefits

Defined contribution plans

Pricer AB applies defined contribution pension plans. Contributions payable under defined contribution plans are recognised as an expense in the period in which they arise. The provision for special payroll tax is calculated monthly on the basis of a received invoice for pension insurance. The subsidiaries have no pension plans other than those pension costs that are included in each country's mandatory social security contributions.

Termination benefits

A provision is recognised on the termination of employ-ees only if the company is demonstrably committed to terminate an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the event of termination, the company draws up a detailed plan including at least the place of work, positions and approximate number of persons af-fected, as well as the amount of compensation for each employee category or position and the time of the plan's implementation.

Share-based payment

Pricer has previously had share-based payment in the form of subscription warrants. No such share-based payments existed at 31 December 2005.

Provisions

A provision is recognised in the balance sheet when the Group has a present obligation (legal or constructive) that has arisen as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount can be estimated reliably. When the timing effect of payment is significant, provi-sions are measured at discounted present value using a pre-tax discount rate that reflects current market assess-ments of the time value of money and the risks specific to the liability.

Provisions for product warranties are recognised when the underlying product is sold. The provision is based on historical data on warranties and weighting of possible outcomes according to their probability.

Tax

Taxes consist of current tax and deferred tax. Taxes are included in the income statement except when the underlying transaction is recognised directly in equity, in which case the resulting tax effect is also recognised in equity.

Current tax refers to tax payable or receivable with respect to the year's profit or loss, with the application of the tax rates that have been enacted or sub-stantively enacted by the balance sheet date. This also includes ad-just-ments in current tax from earlier periods.

Deferred tax is calculated according to the balance sheet method on the basis of temporary differences between the carrying amount of an asset or liability and its tax base. The following temporary differences are not recognised; temporary differences arising on initial recognition of goodwill, initial recognition of assets and liabilities that are not acquired operations at the time of the transaction affect neither reported nor taxable profit, nor temporary differences attributable to participations in subsidiaries and associated companies where the Group can control the date for recovery of these and it is probable that these will not be recovered in the foreseeable future. Deferred tax is computed with the application of the rates/laws that have been enacted or sub-stantively enacted by the balance sheet date.

Deferred tax assets for deductible temporary differ-ences and unused tax loss carryforwards are recognised to the extent that it is probable that these can be utilised. The value of deferred tax assets is reduced when it is no longer considered probable that they can be utilised.

Contingent liabilities

A contingent liability is recognised where there is a pos-sible obligation depending on the occurrence of some uncertain future event, or whose existence will be con-firmed only by the occurrence or non-occurrence of one or more uncertain future events, or when an obligation is not recognised as a liability or provision because the pos-sibility of an outflow of economic resources is remote.

Parent Company accounting principles

The annual financial statements of the Parent Company are presented in accordance with the Swedish Annual Accounts Act (1995:1554) and the Swedish Financial Ac-counting Standards Council's recommendation RR32, Accounting for Legal Entities. RR 32 states that in the report for the legal entity, the Parent Company shall ap-ply all EU-endorsed IFRS and statements as far as possi-ble within the framework of the Annual Accounts Act and with respect to the connection between accounting and taxation. This recommendation defines the exceptions and additional disclosures compared with IFRS.

Accounting changes

The transition to IFRS has not resulted in any accounting changes for the Parent Company.

Differences between accounting policies of the Group and the Parent Company

The dif-ferences between the accounting policies applied by the Group and the Parent Company are described below. The following accounting policies for the Parent Company have been applied consistently for all periods presented in the financial reports of the Parent Company.

Subsidiaries

In the Parent Company, participations in subsidiaries are reported according to the acquisition cost method.

Income

In the Parent Company, income from the sale of services is recognised when the performance of the service is completed, according to Chapter 2, paragraph 4 of the Annual Accounts Act. Until then, work in progress is recognised at the lower of cost and net realisable value on the balance sheet date.

Financial instruments

The Parent Company does not apply the valuation rules in IAS 39, but all else that is written about financial instruments also applies to the Parent Company. Financial fixed assets in the Parent Company are measured at cost less impairment losses, and financial current assets at the lower of cost and net realisable value.

Tangible assets
Owned assets

Tangible assets in the Parent Company are recognised at cost less any depreciation and impairment losses in the same manner as the Group, but with the addition of possible write-ups.

Leased assets

In the Parent Company, all leases are recognised according to the rules for operating leases.

Borrowings

Borrowings in the Parent Company are recognised in expense for the period in which they arise, i.e. interest is not capitalised.

Intangible assets

The Parent Company recognises all expenditures for research and development as costs in the income statement.

Taxes

Untaxed reserves in the Parent Company are recognised including deferred tax liabilities. In the consolidated fi-nancial statements, however, untaxed reserves are divided between a deferred tax liability and equity.

Shareholder contributions for legal entities

The Parent Company reports shareholder contributions in accordance with a statement from the Swedish Financial Accounting Standards Council's Emerging Issues Task Force. Shareholder contributions are recognised directly in equity by the recipient and are capitalised in shares and participations by the giver, to the extent that no write-down is required.

Note 2 Income

	G 2005	G 2004	PC 2005	PC 2004
Net sales:				
Income from goods	316,174	222,605	284,112	212,349
Income from services	9,007	2,487	3,833	2,487
Royalties	613	2,099	613	2,099
Total	**325,794**	**227,191**	**288,558**	**216,935**

Net sales in 2005 include exchange gains of SEK 6,422 thousand for the Group and the Parent Company. Net sales in 2004 include exchange gains of SEK 2,247 thousand for the Group and the Parent Company.

The Group's income arising from the exchange of goods and services is included in income from goods in an amount of SEK 168,540 (100,962) thousand and in income from services in an amount of SEK 0 (0). The Parent Company's income arising from the exchange of goods and services is included in income from goods in an amount of SEK 138,736 (94,299) thousand and in income from services in an amount of SEK 0 (0).

Note 3 Segment reporting

Business segments

The Group essentially develops and markets a product range consisting of systems for communication in a store environment. The systems are made up of various components that are integrated to form a complete system. The components are never sold separately except for as additions to existing systems. Business segments are therefore the primary basis for segmentation.

Geographical segments

The Group's customers consist predominantly of large, global retail chains and geographical segments are therefore the Group's secondary basis for segmentation. The information presented about segment income refers to geographical areas grouped according to where the customers are located. Information about the segments' assets and the period's investments in fixed assets is based on geographical areas grouped according to where the assets are located.

Internal prices between the various segments of the Group are set according to the arm's length principle, i.e. the price at which two unrelated parties would agree to a transaction.

Net sales by geographical segment	G 2005	G 2004
Nordic region	8,287	14,103
Rest of Europe	168,907	116,572
Asia	134,150	89,732
Other markets	14,450	6,784
Total	**325,794**	**227,191**

Assets by geographical segment	G 2005	G 2004
Nordic region	211,467	148,995
Rest of Europe	85,200	50,336
Asia	4,692	2,784
Other markets	11,245	5,879
Total	**312,604**	**207,994**

Investments by geographical segment	G 2005	G 2004
Nordic region	3,520	6,118
Rest of Europe	500	219
Asia	357	515
Other markets	-	-
Total	**4,377**	**6,852**

Note 4 Other operating income

	G 2005	G 2004	PC 2005	PC 2004
Gains on the sale of fixed assets	15	-	15	-
Government grants	31	119	31	119
Total	**46**	**119**	**46**	**119**

Note 5 Employees and personnel costs

Average number of employees

	2005		2004	
	Number	of whom, men	Number	of whom, men
Parent Company				
Sweden	41	66 %	35	63 %
Subsidiaries				
Sweden	2	100 %	2	100 %
USA	3	100 %	-	-
India	44	89 %	25	81 %
France	14	79 %	10	84 %
Total subsidiaries	63	87 %	37	81 %
Total Group	**104**	**79 %**	**72**	**72 %**

Gender distribution in executive management on balance sheet date

	G 2005	G 2004	PC 2005	PC 2004
	% of women	% of women	% of women	% of women
Board of Directors	6 %	7 %	20 %	20 %
Other senior executives	7 %	0 %	17 %	0 %

Salaries, other remuneration, pension costs under defined contribution plans and social security expenses

	G 2005	G 2004	PC 2005	PC 2004
Board and CEO	7,001	5,080	5,318	4,322
(of which bonus, etc.)	(2,768)	(1,250)	(2,350)	(1,250)
Other senior executives	4,423	3,843	2,269	2,041
(of which bonus, etc.)	(846)	(868)	(150)	(320)
Other employees	29,458	20,354	17,351	14,366
(of which bonus, etc.)	(859)	(865)	(716)	(503)
Total salaries and other remuneration	40,882	29,277	24,938	20,729
(of which bonus, etc.)	(4,473)	(2,983)	(3,216)	(2,073)
Social security expenses, Board and CEO	3,126	2,217	3,068	2,138
Social security expenses, other senior executives	2,040	1,918	1,063	1,160
Social security expenses, other employees	10,036	8,332	7,242	6,343
Total social security expenses, of which:	15,202	12,467	11,373	9,641
Pension costs, Board and CEO	683	590	683	590
Pension costs, other senior executives	264	396	264	396
Pension costs, other employees	1,614	859	1,614	859

The company's outstanding pension commitments to the Board and CEO amount to SEK 0 (0).

The group "other senior executives" consists of 6 (5) individuals in the Group and 4 (3) individuals in the Parent Company.

Salary and remuneration by country, and breakdown between Board members, etc. and other employees

	2005		2004	
	Board and CEO	Other employees	Board and CEO	Other employees
Parent Company				
Sweden	5,318	19,620	4,322	16,407
(of which bonus, etc.)	(2,350)	(866)	(1,250)	(823)
Total Parent Company	5,318	19,620	4,322	16,407
Subsidiaries in Sweden	-	1,130	-	1,385
(of which bonus, etc.)				
Foreign subsidiaries				
USA	1,067	1,384	-	174
(of which bonus, etc.)	(418)	(78)		(5)
France	-	9,376	-	5,307
(of which bonus, etc.)		(761)		(905)
India	616	2,371	758	924
Total subsidiaries	1,683	14,261	758	7,790
Total Group	**7,001**	**33,881**	**5,080**	**24,197**

Sickness absence in the Parent Company

	1 Jan - 31 Dec 2005	1 Jan - 31 Dec 2004
Total sickness absence as a % of regular working hours	1.1 %	1.4 %
Share of total sickness absence lasting for 60 days or more	0.4 %	0.5 %
Sickness absence by gender:		
Men	0.8 %	1.9 %
Women	2.0 %	0.6 %
Sickness absence by age group:		
29 years or younger	0.3 %	0.4 %
30-49 years	1.6 %	0.6 %
50 years or older	1.2 %	7.2 %

Remuneration and benefits of senior executives

Remuneration principles

Remuneration to the members of the Board is paid according to the decision of the Annual General Meeting. The Board has authorised the Chairman to negotiate with the CEO regarding salary and other benefits. The salary and benefits of senior executives reporting directly to the CEO are determined by the CEO after consultation with the Chairman.

Remuneration and benefits

Directors' fees in the Parent Company amounted to SEK 220 (220) thousand, of which SEK 70 (70) thousand was paid to the Chairman. No other remuneration, aside from compensation for outlays, was paid to the Board.

Salary and remuneration to the CEO was expensed in a total amount of SEK 5,098 (4,102) thousand, including bonuses of SEK 2,350 (1,250) thousand. The CEO's bonus for 2005 was based on attainment of the Group's sales and operating result targets and on the fulfilment of individual goals set by the Chairman. Pension costs amounted to SEK 683 (590) thousand. The CEO is covered by pension insurance equivalent to 25 per cent of fixed cash salary. Furthermore, supplementary healthcare insurance premiums are paid. The CEO may retire at the age of 60 years at the earliest (CEO born in 1949). The CEO receives pension lifelong.

The Managing Director of the subsidiary Appulse Ltd was paid salary and remuneration amounting to a total of SEK 334 (366) thousand. The Managing Director of the subsidiary Pricer Inc was paid salary and remuneration amounting to a total of SEK 1,067 (0) thousand.

Salary and remuneration to the other senior executives in the Parent Company was expensed in a total amount of SEK 2,269 (2,041) thousand, including bonuses of SEK 150 (320) thousand. For other senior executives, the bonus for 2005 was based to 50 per cent on attainment of the Group's sales and operating result targets and to 50 per cent on individual goals. Pension costs amounted to SEK 264 (396) thousand.

Other senior executives have pension insurance with varying premiums from the corresponding ITP plan with premiums not exceeding 20 per cent of fixed cash salary.

Salary and remuneration to other senior executives in the Group was expensed in a total amount of SEK 4,423 (3,843) thousand, of which bonuses of SEK 846 (868) thousand.

Between the CEO and the company there is a mutual notice period of 6 months. Termination benefits for 18 months are payable regardless of which party has terminated employment. Full salary and contracted pension benefits are paid during the notice period. For other senior executives, the period of notice is six to twelve months. In the event of termination by the company, salary is paid during the notice period.

For information about holdings of shares and warrants by the CEO, Board and other senior executives, see page 54.

Loans to senior executives

No loans, guaranties or sureties have been issued on behalf of members of the Board or senior executives in the Group. There are no past or present business transactions between the company and members of its Board, Management or Auditors other than those described in this document.

Note 6 Fees and remuneration to the auditors

	G 2005	G 2004	PC 2005	PC 2004
Fees to KPMG				
Auditing assignments	744	541	704	466
Other assignments	1,222	103	1,222	103
Fees to Michel Bohdanowicz, France				
Revisionsuppdrag	167	110		
Arvode till Bholusaria Associates, Indien				
Auditing assignments	7	5		
Other assignments	67	29		
Fees to Hinckley, Spitzer & Company, USA				
Auditing assignments	97	-		
Other assignments	15	-		
Total	**2,319**	**788**	**1,926**	**569**

Note 7 Operating expenses allocated by cost type

	G 2005	G 2004
Changes in the inventories of finished goods	258,133	193,796
Personnel costs	57,898	43,995
Amortisation/depreciation	6,904	5,741
Other operating expenses	46,365	35,771
Total	**369,300**	**279,303**

Changes in the inventories of finished goods include exchange losses of SEK 5,222 thousand for 2005 and exchange gains of SEK 1,535 thousand for 2004.

Note 8 Net financial items

Group

	2005	2004
Interest income	1,152	1,219
Net exchange gains/losses	6,369	-
Financial income	**7,521**	**1,219**
Interest expenses	-244	-111
Net exchange gains/losses	-	-1,138
Financial expenses	**-244**	**-1,249**
Total	**7,277**	**-30**

Net exchange gains/losses for 2005 include exchange differences of SEK 694 thousand on embedded derivatives.

Parent Company

Result from participations in group companies	2005	2004
Write-down of shares in Pricer Ishida Explorative Research (PIER) AB	-3,228	-1,381
Write-down of shares in Pricer SAS	-23,585	-34,690
Write-down of shares in Pricer Inc	-3,104	-105,029
Write-down of shares in Pricer Communication	-5	-19
Total write-downs	**-29,922**	**-141,119**
Reversed write-down of Pricer SAS	15,775	12,041
Reversed write-down of Pricer Inc	-	94,319
Total reversed write-downs	**15,775**	**106,360**
Total	**-14,147**	**-34,759**

Write-downs/reversed write-downs refer to both participations and receivables from group companies.

Interest income and similar profit/loss items	2005	2004
Interest income	1,099	1,201
Interest expenses, group companies	894	2,442
Net exchange gains/losses	5,530	-
Total	**7,523**	**3,643**

Exchange gains/losses refer primarily to bank deposits

Interest expenses and similar profit/loss items	2005	2004
Interest expenses	-130	-58
Net exchange gains/losses	-	-989
Total	**-130**	**-1,047**

Note 9 Tax on result for the year

	G 2005	G 2004	PC 2005	PC 2004
Current tax on result for the year	-219	-	-	-
Total	**-219**	-	-	-

Unrecognised deferred tax assets

Deductible temporary differences and tax-based loss carryforwards for which no deferred tax assets are recognised in the income statement and balance sheet:

SEK 000s	G 2005	G 2004	PC 2005	PC 2004
Deductible temporary differences	2,161	838	2,077	838

SEK M	G 2005	G 2004	PC 2005	PC 2004
Tax loss carryforwards	1,261	1,169	893	870

The tax loss carryforwards are mainly attributable to the Parent Company. The opportunities to fully utilise these loss carryforwards in Pricer Inc. are associated with some uncertainty as to the date and amount.

The deductible temporary differences expire within one to five years. No deferred tax assets have been recognised for these items, since it is not sufficiently probable that these can be used against future taxable profits.

Reconciliation of effective tax

	%	1 Jan - 31 Dec 2005	%	1 Jan - 31 Dec 2004
Group				
Result before tax		-36,183		-52,023
Tax according to applicable tax rate for the Parent Company	28.0	10,131	28.0	14,566
Effect of applicable tax rates for foreign subsidiaries	-1.7	-615	1.1	565
Non-deductible expenses	-1.3	-456	-0.4	-226
Effect of issue expenses charged against equity	1.8	657		-
Non-taxable income	0.0	7	0.8	408
Increase in loss carryforward with no corresponding capitalisation of deferred tax	-27.5	-9,943	-29.5	-15,313
Reported effective tax	**-0.6**	**-219**	**0.0**	**0**

	%	1 Jan - 31 Dec 2005	%	1 Jan - 31 Dec 2004
Parent Company				
Result before tax		-35,079		-54,431
Tax according to applicable tax rate for the Parent Company	28.0	9,822	28.0	15,241
Non-deductible expenses	-1.2	-414	-0.5	-280
Effect of issue expenses charged against equity	1.9	657		-
Effect of write-down/reversal of write-down	-11.3	-3,961	-12.1	-6,561
Non-taxable income	0.0	7	0.7	408
Increase in loss carryforward with no corresponding capitalisation of deferred tax	-17.4	-6,111	-16.1	-8,808
Reported effective tax	**0.0**	**0**	**0.0**	**0**

Note 10 Intangible assets

	G 2005	G 2004	PC 2005	PC 2004
Patents and licenses				
Accumulated historical cost				
Opening balance	35,075	35,394	31,893	31,893
Translation differences	645	-319	-	-
Closing balance	35,720	35,075	31,893	31,893
Accumulated amortisation according to plan				
Opening balance	-24,854	-22,478	-22,928	-20,687
The year's amortisation according to plan	-2,556	-2,572	-2,242	-2,241
Translation differences	-577	196	-	-
Closing balance	-27,987	-24,854	-25,170	-22,928
Net carrying amount	**7,733**	**10,221**	**6,723**	**8,965**

The fixed asset consists of a patent that grants the right to manufacture, use and market a price labelling system with shelf-edge displays.

The useful lives are definite and refer to the period from 1 January 1993 through 31 December 2008. Amortisation is carried out on a straight-line basis and the applied amortisation rates are 9% in the Group and 7% in the Parent Company.

	G 2005	G 2004	PC 2005	PC 2004
Industrial rights				
Accumulated historical cost				
Opening balance	12,201	12,344	-	-
Translation differences	2,472	-143	-	-
Closing balance	**14,673**	**12,201**	**-**	**-**
Accumulated amortisation according to plan				
Opening balance	-12,201	-12,344	-	-
Translation differences	-2,472	143	-	-
Closing balance	**-14,673**	**-12,201**	**-**	**-**
Net carrying amount	**0**	**0**	**-**	**-**
Marketing rights				
Accumulated historical cost				
Opening balance	190,380	211,414	-	-
Translation differences	38,580	-21,034	-	-
Closing balance	**228,960**	**190,380**	**-**	**-**
Accumulated amortisation according to plan				
Opening balance	-46,631	-53,263	-	-
Translation differences	-9,450	6,632	-	-
Closing balance	**-56,081**	**-46,631**	**-**	**-**
Accumulated write-downs				
Opening balance	-143,749	-158,151	-	-
Translation differences	-29,130	14,402	-	-
Closing balance	**-172,879**	**-143,749**	**-**	**-**
Net carrying amount	**0**	**0**	**-**	**-**

Amortisation according to plan is recognised on the following lines in the income statement

	G 2005	G 2004	PC 2005	PC 2004
Cost of goods sold	2,556	2,572	2,242	2,241
Total	**2,556**	**2,572**	**2,242**	**2,241**

Note 11 Tangible assets

	G 2005	G 2004	PC 2005	PC 2004
Leasehold improvements				
Accumulated historical cost				
Opening balance	857	857	857	857
Closing balance	**857**	**857**	**857**	**857**
Accumulated amortisation according to plan				
Opening balance	-595	-312	-595	-312
Depreciation for the year	-262	-283	-262	-283
Closing balance	**857**	**-595**	**857**	**-595**
Net carrying amount	**0**	**262**	**0**	**262**
Plant and machinery				
Accumulated historical cost				
Opening balance	16,996	21,091	16,952	21,091
Acquisitions	3,108	4,230	3,108	4,186
Sales and disposals	-266	-8,325	-266	-8,325
Closing balance	**19,838**	**16,996**	**19,794**	**16,952**
Accumulated amortisation according to plan				
Opening balance	-11,919	-18,195	-11,915	-18,195
Depreciation for the year	-2,636	-2,049	-2,622	-2,045
Sales and disposals	266	8,325	266	8,325
Closing balance	**-14,289**	**-11,919**	**-14,271**	**-11,915**
Net carrying amount	**5,549**	**5,077**	**5,523**	**5,037**
Equipment, tools, fixtures and fittings				
Accumulated historical cost				
Opening balance	9,062	10,697	7,783	10,156
Acquisitions	1,269	2,605	411	1,863
Sales and disposals	-3,023	-4,236	-3,023	-4,236
Translation differences	303	-4	-	-
Closing balance	**7,611**	**9,062**	**5,171**	**7,783**
Accumulated amortisation according to plan				
Opening balance	-6,392	-9,791	-5,850	-9,574
Depreciation for the year	-1,450	-837	-746	-513
Sales and disposals	2,946	4,236	2,946	4,236
Translation differences	-227	-	-	-
Closing balance	**-5,123**	**-6,392**	**-3,650**	**-5,850**
Net carrying amount	**2,488**	**2,670**	**1,521**	**1,933**

Depreciation according to plan is recognised on the following lines in the income statement

	G 2005	G 2004	PC 2005	PC 2004
Cost of goods sold	410	553	-	500
Selling expenses	612	595	445	467
Administrative expenses	2,586	718	2,585	718
Research and development costs	740	1,303	600	1,156
Total	**4,348**	**3,169**	**3,630**	**2,841**

Note 12 Receivables from group companies

	PC 2005	PC 2004
Accumulated historical cost		
Loans granted during the year	3,898	-
Closing balance 31 December	**3,898**	**0**
Accumulated write-downs		
The year's write-downs	-1,269	-
Closing balance 31 December	**-1,269**	**0**
Book value	**2,629**	**0**

The above receivables consist of loans to subsidiaries with a maturity of between 1-5 years. Interest is charged according to LIBOR rates.

Note 13 Other receivables

	G 2005	G 2004	PC 2005	PC 2004
VAT recoverable	9,942	3,712	9,519	3,583
Receivables from subcontractors	764	2,442	764	2,389
Receivables from employees	749	246	-	-
Embedded derivatives	231	-	-	-
Other	815	1,311	36	87
Total	**12,501**	**7,711**	**10,319**	**6,059**

Note 14 Inventories

	G 2005	G 2004	PC 2005	PC 2004
Raw materials and consumables	137	173	137	173
Finished goods and goods for resale	14,493	6,851	10,912	6,371
Goods in transit	286	5,788	286	3,600
Total	**14,916**	**12,812**	**11,335**	**10,144**

Cost of goods sold in the Group includes a write-down of inventories amounting to SEK 1,508 (0) thousand. For the Parent Company, cost of goods sold includes a write-down of inventories amounting to SEK 1,385 (0) thousand. For 2004 write-downs of SEK 3,180 thousand were reversed in the Parent Company after the written-down goods were reworked to salable condition.

Note 15 Accounts receivable

Accounts receivable are reported after provisions for bad debt losses, which amounted to SEK 180 thousand in the Group and the Parent Company during the year. Total provisions for bad debt losses in the Group and the Parent Company at the end of 2005 amounted to SEK 674 thousand.

Note 16 Deferred expenses and accrued income

	G 2005	G 2004	PC 2005	PC 2004
Rents	550	143	343	122
Product-related expenses	1,009	1,583	-	1,045
Prepayments for fixed assets	5,223	-	5,223	-
Other	1,396	331	1,103	291
Accrued sales income	699	-	699	-
Total	**8,877**	**2,057**	**7,368**	**1,458**

Note 17 Cash and cash equivalents

Cash and cash equivalents include the following sub-components	G 2005	G 2004
Cash and bank	67,780	37,821
Blocked accounts	1,280	4,047
Short-term investments, equated with cash and cash equivalents	453	674
Total according to the balance sheet	**69,513**	**42,542**
Bank overdraft facilities that are immediately cancellable	2,931	2,691
Total according to the cash flow statement	**72,444**	**45,233**

Note 18 Equity

Group

Specification of reserves in equity

Translation reserve	2005	2004
Opening translation reserve	-561	-
Translation differences for the year	-245	-561
Closing translation reserve	**-806**	**-561**

Share capital and share premium reserve

Stated in number of shares	2005	2004
Issued at 1 January	560,434,841	451,870,265
New share issue	193,897,359	108,564,576
Issued at 31 December - paid	**754,332,200**	**560,434,841**

The registered share capital at 31 December amounted to 754,332,200 ordinary shares. Holders of ordinary shares are entitled to dividends that are determined from year to year and the shareholding carries entitlement to voting rights at the Annual General Meeting according to the following:

Share class	No. of shares	Votes per share	No. of votes
Class A	2,297,132	5	11,485,660
Class B	752,035,068	1	752,035,068
Total number of shares	**754,332,200**		**763,520,728**

Other contributed capital

Refers to equity contributed by the owners, and includes part of the share premium reserves that were transferred to the statutory reserve on 31 December 2005. Provisions to the share premium reserve on or after 1 January 2006 are also recognised as contributed capital.

Translation reserve

The translation reserve consists of all exchange differences arising on translation of the financial statements of foreign operations which present their financial statements in a currency other than that used by the Group. The presentation of currency of the Parent Company and the Group is Swedish kronor (SEK).

Accumulated deficit

Accumulated deficit including net result for the year includes accumulated losses in the Parent Company and its subsidiaries.

Dividend

No shareholder dividends are proposed. According to the Board's policy no dividends can be paid until stable profitability is achieved.

Parent Company

Restricted reserves

Statutory reserve

The purpose of the statutory reserve is to set aside a portion of net profit that is not used to cover an accumulated deficit.

Share premium reserve
When new shares are issued at a premium, meaning that the price to be paid for a share is higher than the previous quota value of the share, an amount corresponding to the amount received in excess of the share's quota value is transferred to the share premium reserve. The share premium reserve was transferred to the statutory reserve at 31 December 2005 in accordance with the Swedish Companies Act.

Accumulated deficit
The accumulated deficit consists of the previous year's accumulated deficit.

Note 19 Earnings per share

Earnings per share

	Before dilution		After dilution	
SEK	2005	2004	2005	2004
Earnings per share	-0.05	-0.10	-0.05	-0.10

Determination of the numerator and denominator used in the above calculations of earnings per share are specified below:

Earnings per share before dilution
Earnings per share for 2005 have been calculated on result for the year attributable to equity holders of the Parent Company amounting to SEK -32 961 (-49 460) thousand and on a weighted average number of shares outstanding in 2005 amounting to 684,314 (512,485). These two components have been calculated as follows:

Result for the year attributable to equity holders of the Parent Company, before dilution

SEK 000s	2005	2004
Result for the year attributable to equity holders of the Parent Company	-32,961	-49,460

Weighted average number of shares outstanding, before dilution

Thousands of shares	2005	2004
Total number of ordinary shares at 1 January	560,435	451,870
Effect on new share issue in May 2005	123,879	-
Effect on exercise of warrants in June 2004	-	60,615
Weighted average number of ordinary shares during the year, before dilution	684,314	512,485

Earnings per share after dilution
Because the market price of the warrants was lower than the exercise price in 2004, these had no dilution effect. Earnings per share are therefore the same before and after dilution.

Note 20 Interest-bearing liabilities

Long-term liabilities	G 2005	G 2004	PC 2005	PC 2004
Bank loans	120	-	-	-
Total	**120**	**0**	**0**	**0**

Current liabilities				
Current portion of bank loans	87	-	-	-
Total	**87**	**0**	**0**	**0**

The loan carries an interest rate of 11.75 % and matures for payment within 3 years. The bank loan was raised in order to finance the purchase of fixed assets in Appulse Ltd. Personal guaranties have been furnished by the management of Appulse Ltd.

Note 21 Employee benefits

Defined contribution plans
In Sweden, the Group has defined contribution pension plans for the employees which are financed entirely by the company. No pension costs are paid outside Sweden, only social security contributions. Contributions are paid as incurred, according to the rules in the plan.

	G 2005	G 2004	PC 2005	PC 2004
Cost of defined contribution plans	2,561	1,845	2,561	1,845
Total	2,561	1,845	2,561	1,845

Share-based payment
The warrant series T07B expired on 30 April 2005 without exercise for subscription to shares.

Benefits of senior executives
Remuneration and benefits of senior executives are specified in Note 5.

Note 22 Provisions

Provisions that are long-term liabilities

	G 2005	G 2004	PC 2005	PC 2004
Warranty provisions	1,560	1,955	1,560	1,955
Other provisions	215	739	215	739
Total	**1,775**	**2,694**	**1,775**	**2,694**

Provisions that are current liabilities

	G 2005	G 2004	PC 2005	PC 2004
Warranty provisions	2,732	2,265	2,732	2,265
Other provisions	567	639	567	-
Total	**3,299**	**2,904**	**3,299**	**2,265**

Warranty provisions	G 2005	G 2004	PC 2005	PC 2004
Opening balance	4,220	3,855	4,220	3,855
Provisions during the year	2,338	3,535	2,338	3,535
Utilised during the year	-1,617	-1,657	-1,617	-1,657
Reversal of unutilised amount	-649	-1,513	-649	-1,513
Closing balance	**4,292**	**4,220**	**4,292**	**4,220**

Other provisions	G 2005	G 2004	PC 2005	PC 2004
Opening balance	1,378	746	739	746
Provisions during the year	43	639	43	-
Utilised during the year	-639	-	-	-
Reversal of unutilised amount	-	-7	-	-7
Closing balance	**782**	**1,378**	**782**	**739**

Of which total long-term provisions	1,775	2,694	1,775	2,694
Of which total current provisions	3,299	2,904	3,299	2,265
Amount in which provisions are expected to be paid after more than 12 months	1,775	2,694	1,775	2,694

Warranty provisions refer primarily to documents issued during 2005. The provision is based on calculations made with reference to the outcome in 2005 and earlier years.

Other provisions refer to payroll tax on pension obligations that will be settled in 2006 and an obligation to deliver goods.

Note 23 Other liabilities

	G 2005	G 2004	PC 2005	PC 2004
Employee withholding tax	1,246	1,438	689	731
VAT payable	3,152	1,585	-	-
Liabilities to employees	484	257	-	-
Other liabilities	1,343	975	700	711
Total	**6,225**	**4,255**	**1,389**	**1,442**

Note 24 Accrued expenses and deferred income

	G 2005	G 2004	PC 2005	PC 2004
Accrued vacation pay	2,573	2,179	2,215	1,855
Accrued salaries	4,876	4,175	2,856	3,409
Social security contributions	3,398	2,194	2,223	1,389
Wind-up costs for Intactix	3,873	4,156	-	-
Deferred income	920	179	920	179
Accrued consulting fees	4,018	2,681	3,062	2,257
Other accrued expenses	1,076	619	625	415
Total	**20,734**	**16,183**	**11,901**	**9,504**

Note 25 Financial risks and financial policies

Through its operations, the Group is exposed to various types of financial risk arising as a result of fluctuations in the company's earnings and cash flow due to movements in exchange and interest rates, as well as refinancing and credit risks.

Risk management is governed by the Board of Directors' adopted financial policy, the purpose of which is to limit and control the risks to which the company is exposed. The policy provides a framework of rules and guidelines in the form of risk mandates and limits for financing activities. Responsibility for the Group's financial transaction's and risks is handled centrally by the Parent Company.

The overall objective of the finance function is to provide cost-effective financing and to minimise the negative effects of market fluctuations on the Group's results.

Liquidity risk

Liquidity risk (also called financing risk) refers to the risk that the company will be unable to obtain financing, or only at a significantly higher cost. The intention is to always have adequate cash funds and committed credits facilities to cover the next four months. In pace with improved profitability and a decreasing need for capital contributions from the owners, Pricer is preparing and establishing external financing alternatives (bank loan).

The Group's financial liability at 31 December 2005 amounted to SEK 207 thousand and referred to Appulse Ltd. The loan carries an interest rate of 11.75%. The loan matures in an amount of SEK 87 thousand within 1 year, SEK 95 thousand within 2 years and SEK 24 thousand within 3 years.

Interest rate risk

The policy for interest rate and credit risk is to strive for a very low risk profile. Temporary excess liquidity may be invested only in instruments issued by institutions with the highest credit ratings and with established banking connections.

Currency risk

The Group is exposed to different types of currency risk. The primary exposure refers to buying and selling of foreign currencies, where risk can arise due to exchange rate movements for financial instruments, customer or supplier invoices, as well as currency risk in anticipated or contracted payment flows, known as transaction exposure.

Currency risk also arises in translation of the assets and liabilities of foreign subsidiaries to the Parent Company's functional currency, known as translation exposure. It has not been the company's policy to hedge translation exposure in foreign currencies.

Pricer's policy is to minimise transaction exposure by matching flows in foreign currencies against customer contracts denominated in USD, but using currency clauses in tenders and contracts, and by entering into forward exchange contracts in order to hedge flow. The policy states that 50-75% of the Group's estimated monthly net flow for the period in which a reliable forecast can be made should be hedged. Pricer's payment flows in 2005 were principally dominated in USD, EUR and SEK. Although the majority of Pricer's existing orders are denominated in USD, sales are roughly evenly divided between USD and EUR. Purchasing of components and finished goods is also denominated mainly in USD. At 31 December the company had no outstanding currency hedges.

Sales and expenses as a percentage, broken down by currency:

	USD	EUR	SEK and other currencies
Sales	47 (50) %	50 (45) %	3 (5) %
Expenses	64 (70) %	11 (5) %	25 (25) %

In 2005 Pricer hedged a certain portion of the currency flow through forward exchange contracts, but had no such hedges at the balance sheet date.

Credit risks in accounts receivable

The Group carries out credit assessment of its customers, whereby information about a customer's financial position is ordered from credit reporting agencies. The Group has adopted a credit policy for granting of customer credits. This policy provides instructions for granting of credits and provisions for bad debts and stipulates the decision-making levels for various credit limits.

The value of outstanding accounts receivable at 31 December 2005 was SEK 106 M. Provisions for doubtful debts are made continuously and amounted to SEK 0.6 M at 31 December 2005. In a historical perspective, Pricer's bad debt losses have been low.

Fair value

Financial instruments such as cash and cash equivalents, accounts receivable, accounts payable and shareholdings in wholly and partly owned companies are recognised at deemed fair value. Book value has been considered to represent a reasonable approximation of fair value.

Note 26 Operating leases

Non-cancellable lease payments amount to:

	G 2005	G 2004	PC 2005	PC 2004
Within one year	3,068	1,352	1,908	1,031
Between one and five years	7,737	454	6,323	377

The Group has operating leases of minor scope for cars and other technical equipment. All leases run with normal market-based terms. The Group's leases for rental of premises have been entered into with normal market-based terms. The majority of the Group's leases for rental of premises refer to the Parent Company's offices, which are leased until 31 July 2010. No lease has a term of longer than 5 years.

In the closing accounts for 2005, operating lease payments in the Group amounted to SEK 2,414 (1,830) thousand.

Note 27 Pledged assets and contingent liabilities

Pledged assets	G 2005	G 2004	PC 2005	PC 2004
To secure own liabilities and provisions				
Floating charges	34,625	15,800	34,625	15,800
Bank deposits	1,289	4,079	200	4,047
Total	**35,914**	**19,879**	**34,825**	**19,847**

Contingent liabilities	K 2005	K 2004	M 2005	M 2004
Bank guarantees	1,289	-	200	-
Total	**1,289**	**0**	**200**	**0**

Floating charges represent general collateral in the form of an obligation to the bank. Bank guarantees in the Parent Company refer to guaranties furnished to the customs authority. In the subsidiaries, guaranties refer to guaranties furnished to tax and customs authorities and landlords. For bank guaranties, there are blocked funds in the company's bank accounts.

Note 28 Related party transactions

The Parent Company has a related party relationship with its subsidiaries, see Note 29.

Summary of related party transactions

Parent Company	Year	Sale of goods to related party	Purchase of services from related party	Liability to related party at 31 December	Receivable from related party at 31 December
Subsidiaries	2005	134,736	8,418	10,033	62,890
Subsidiaries	2004	94,299	6,102	11,037	37,951

Receivables in 2005 include write-downs of SEK 3,105 thousand on long-term and current receivables from Pricer Inc. due to restatement to fair value.

Receivables in 2004 include write-downs of SEK 120,805 thousand, of which SEK 105,030 thousand refers to the Parent Company's conversion of the receivable from Pricer Inc to a shareholder contribution.

The long-term liabilities have maturities of 1-5 years.

Transactions with key management personnel

The company's Board embers control 15 per cent of the votes.

Key management personnel received no remuneration aside from fees and salaries. See also Note 5.

Note 29 Group companies

Participations in group companies	PC 2005	PC 2004
Accumulated historical cost		
At beginning of year	785,227	659,902
Shareholder contribution, PIER AB	3,228	1,381
Shareholder contribution, Pricer Inc	-	105,029
Shareholder contribution, Pricer SAS	26,421	18,915
	814,876	*785,227*
Accumulated write-downs		
At beginning of year	-779,225	-653 881
Write-downs for the year	-26,818	-125,344
	-806,043	*-779,225*
Book value, participations in group companies	**8,833**	**6,002**

The year's write-downs are recognised in the income statement on the line "Result from participations in group companies".

Note 30 Cash flow statement

Cash and cash equivalents – Group	31 Dec 2005	31 Dec 2004
Cash and cash equivalents include the following sub-components:		
Cash and bank	69,060	41,868
Short-term investments, equated with cash and cash equivalents	453	674
Total according to the cash flow statement	**69,513**	**42,542**
Bank overdraft facilities that are immediately cancellable	2,931	2,691
Total according to the cash flow statement	**72,444**	**45,233**

Cash and cash equivalents – Parent Company	31 Dec 2005	31 Dec 2004
Cash and cash equivalents include the following sub-components:		
Cash and bank	56,098	30,068
Total according to the balance sheet	**56,098**	**30,068**
Bank overdraft facilities that are immediately cancellable	2,931	2,691
Total according to the cash flow statement	**59,029**	**32,759**

Short-term investments have been classified as cash and cash equivalents according to the following criteria:
- they are associated with an insignificant risk for value fluctuations
- they can be easily converted into cash
- they have a maturity of less than three months from the date of acquisition

	Group		Parent Company	
	2005	2004	2005	2004
Interest				
Interest received	1,152	1,209	1,098	1,201
Interest paid	-181	-56	-130	-52
Adjustments for non-cash items				
Amortisation/depreciation	6,904	5,668	5,872	5,082
Write-downs	-	-	14,143	9,822
Capital gain on the sale of fixed assets	15	-	15	-
Translation differences	-6,143	1,405	-5,870	13,198
Interest income/expenses	-	-	-894	-2,436
	776	**7,073**	**13,266**	**25,666**
Blocked bank accounts are included for an amount of:	1,289	4,079	200	4,047
Unutilised bank overdraft facilities amount to:	2,931	2,691	2,931	2,691

No acquisitions or sales have taken place during the period.

Continued Note 29

Specification of Parent company shareholdings and participations in group companies:

Group company / corp. reg. no. / Reg. office	Holding, %	No. of shares/ participations	Currency	31 Dec 2005 carrying amount	31 Dec 2004 carrying amount
Pricer Inc, Dallas, USA	100	223,000	USD	0	0
Pricer SAS, Paris, France	100	2,138	EUR	3,174	338
Pricer Communication AB, 556450-7563, Sollentuna, Sweden	100	100,000	SEK	4,980	4,985
Intactix International, Inc., Irving, Texas, USA	100		USD	0	0
Intactix International GmbH, Hamburg, Germany	100		DEM	0	0
Pricer Intactix BV, Hoorn, The Netherlands	100	400	EUR	0	0
Pricer Intactix International South Africa Pty Ltd, Johannesburg, South Africa	100	100	ZAR	0	0
Pricer Ishida Explorative Research (PIER) AB, 556454-7098, Sollentuna, Sweden	50	130	SEK	65	65
Appulse Retail Software Solutions Pvt Ltd, New Dehli, India	51	36,735	INR	244	244
Dormant companies				370	370
				8,833	**6,002**

The Group consolidates its holdings in PIER AB and Appulse Ltd in the same manner as for the other subsidiaries, since it has the right to govern the subsidiaries financial and operating strategies in order to obtain economic benefits.

Note 31 Subsequent events

In February 2006 Pricer was chosen to complete the rollout of ESL systems in Carrefour's remaining directly-owned hypermarkets in France following installations during 2004 and 2005. The order is worth a total of SEK 120 M and includes systems for more than 70 hypermarkets in France to be installed during 2006.

Also in February 2006, the French retail chain Leclerc's regional purchasing organisation Socamaine chose Pricer as its supplier of ESL systems in a first installation phase. The contract includes system hardware, software and deployment for 15 of the region's 35 hypermarkets and for five hypermarkets in Leclerc's Scarmor region. Deliveries under the contract, worth a total of around SEK 23 M, are expected to be completed during 2006. This contract has further enhanced Pricer's already strong market position in France and Europe.

Note 32 Critical estimates and assumptions

No separate audit or remuneration committee has been set up. Instead, the significant accounting policies and estimates, and the application of these policies and estimates, are dealt with by Board of Directors as a whole.

Fluctuations in foreign exchange rates can have a relatively large impact on the company in general. Note 25 provides a detailed analysis of exposure to foreign currencies and the risks attached to fluctuations in exchange rates.

Note 33 Information about the Parent Company

Pricer AB is a Swedish-registered public limited company domiciled in Sollentuna, Sweden. The shares of the Parent Company are registered on the Stockholm Stock Exchange. The address of the head office is Bergkällavägen 20-22, SE-192 79 Sollentuna, Sweden.

Note 34 Transition to IFRS

This financial report for the Group is the first prepared in full compliance with IFRS, as stated in Note 1.

The accounting polices described in Note 1 have been applied in preparation of the consolidated financial statements for the financial year 2005 and the comparison year 2004, as well as for the Group's opening balance at 1 January 2004 with the exception of IAS 32, IAS 39 and IFRS 4, which are applied only in 2005 in accordance with the optional exceptions in IFRS 1.

In preparation of the Group's opening IFRS balance sheet, the amounts reported according to the previously applied accounting standards (Swedish GAAP) have been restated to IFRS. The effects of transition from Swedish GAAP to IFRS on the Group's financial position, financial results and cash flows are shown in the following tables.

The only effect on the balance sheet is an allocation of provisions between current and long-term liabilities. No effects on the income statement have arisen other than disclosure of minority interest. No adjustments in the cash flow statement have been necessary.

With regard to the application of IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005, see Note 35.

Reconciliation of equity for 2004

	1 Jan 2004	Effect of transition to IFRS	31 Dec 2004
Total assets	**153,181**		**153,181**
Share capital	56,043		56,043
Other contributed capital	104,170		104,170
Reserves	-561		-561
Accumulated deficit including result for the year	-67,865		-67,865
Equity attributable to equity holders of the Parent Company	**91,787**	**0**	**91,787**
Minority interests	1,566		1,566
Total equity	**93,353**	**0**	**93,353**
Provisions	5,598	- 5,598	0
Long-term liabilities	-	2,694	2,694
Current liabilities	54,230	2,904	57,134
Total equity and liabilities	**153,181**	**0**	**153,181**

Reconciliation of result for 2004

	1 Jan 2004	Effect on transition to IFRS	31 Dec 2004
Result before tax	-52,023		-52,023
Minority share in result	2,563	-2,563	0
Net result for the year	**-49,460**	**-2,563**	**-52,023**
Attributable to:			
Equity holders of the Parent Company			-49,460
Minority interest			-2,563
			-52,023

Note 35 Accounting changes, 1 January 2005

Revaluation of embedded derivatives has reduced equity by SEK 463 thousand and increased current liabilities by a corresponding amount. The result for 2005 has been affected by revaluation of embedded derivatives in an amount of SEK 694 thousand.

Reconciliation of equity

	31 Dec 2004	Effect on transition to IAS 39	1 Jan 2005
Total assets	**153,181**		**153,181**
			0
Share capital	56,043		56,043
Other contributed capital	104,170		104,170
Reserves	-561	-463	-1,024
Accumulated deficit including result for the year	-67,865		-67,865
Equity attributable to equity holders of the Parent Company	**91,787**	**-463**	**91,324**
Minority interests	1,566		1,566
Total equity	**93,353**	**-463**	**92,890**
Long-term liabilities	2,694		2,694
Current liabilities	57,134	463	57,597
Total equity and liabilities	**153,181**	**0**	**153,181**

According to the knowledge of the Board of Directors and the Managing Director the annual report has been prepared in conformity with generally accepted accounting standards for stock market companies in Sweden and fairly presents in all material respects, and without significant omissions, the financial position of the company and the results of its operations for the period covered by this annual report.

As shown above, the annual report and consolidated annual report have been approved for publication by the Board of Directors on 7 April 2006. The income statements and balance sheets of the Parent Company and the Group will be put before the Annual General Meeting for adoption on 11 May 2006.

Sollentuna, 7 April 2006

Salvatore Grimaldi
Chairman

Göran Lindén | Margareta Norell Bergendahl | Michael S Juuhl

Jan Forssjö
Managing Director & CEO

Our audit report was submitted on 7 April 2006
KPMG Bohlins

Kari Falk
Authorised Public Accountant

The income statements and balance sheets of the Parent Company and the Group will be put before the Annual General Meeting for adoption on 11 May 2006.

Audit report

To the Annual General Meeting of Pricer AB (publ)
Corporate registration number 556427-7993

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the Managing Director of Pricer AB (publ) for the financial year 2005. These accounts and the administration of the company as well as the application of the International Financial Reporting Standards (IFRS) adopted by the EU and the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the Managing Director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the Managing Director and significant estimates made by the Board of Directors and the Managing Director when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the Managing Director. We also examined whether any Board member or the Managing Director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's and the company's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the loss of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Stockholm, 7 April 2006
KPMG Bohlins AB

Kari Falk
Authorised Public Accountant

Five-year summary – Group

The figures for 2005 and 2004 are presented according to IFRS with the exception of IAS39 which is applied only in 2005

All amounts in SEK M unless otherwise stated	2005	2004	2003	2002	2001
INCOME STATEMENT DATA					
Net sales	325,8	227,2	62,0	73,9	36,4
Cost of goods sold	-261,1	-196,9	-48,2	-59,9	-31,8
Gross profit	**64,7**	**30,3**	**13,8**	**14,0**	**4,6**
Other operating income	-	0,1	-	-	-
Selling expenses	-38,2	-24,2	-22,6	-22,9	-27,2
Administrative expenses	-32,6	-30,3	-21,5	-21,2	-46,3
Research and development costs	-37,4	-27,8	-24,6	-14,7	-16,8
Operating result	**-43,5**	**-52,0**	**-54,9**	**-44,8**	**-85,7**
Net financial items	7,3	-	-1,7	-1,7	41,2
Result after net financial items	**-36,2**	**-52,0**	**-56,6**	**-46,5**	**-44,5**
Tax on result for the year	-0,2	-	-0,1	-	-
Net result for the year	**-36,4**	**-52,0**	**-56,7**	**-46,5**	**-44,5**
Attributable to:					
Equity holders of the Parent Company	-33,0	-49,4	-52,4	-46,5	-44,5
Minority interests	-3,4	-2,6	-4,3	-	-
	-36,4	-52,0	-56,7	-46,5	-44,5
BALANCE SHEET DATA					
Intangible assets	7,7	10,2	13,0	15,9	19,2
Tangible assets	8,0	8,0	4,3	3,6	2,9
Inventories	14,9	12,8	10,6	10,2	12,8
Accounts receivable	106,1	69,1	13,8	16,7	7,3
Cash and cash equivalents	69,5	42,6	66,4	70,5	72,8
Other current assets	22,2	10,5	19,0	10,3	5,4
Total assets	**228,4**	**153,2**	**127,1**	**127,2**	**120,4**
Equity attributable to equity holders of the Parent Company	149,2	91,8	87,4	88,0	43,2
Minority interests	2,9	1,6	1,9	-	-
Long-term liabilities	1,9	2,7	4,6	7,4	9,7
Current liabilities	74,4	57,1	33,2	31,8	67,5
Total liabilities and equity	**228,4**	**153,2**	**127,1**	**127,2**	**120,4**

All amounts in SEK M unless otherwise stated	2005	2004	2003	2002	2001
CASH FLOW DATA					
Result after financial items	-36,2	-52,0	-56,6	-46,5	-44,5
Adjustment for non-cash items	0,8	7,0	5,6	6,2	-37,2
Paid income tax	-0,2	-	-0,1	-	-
Change in working capital	-33,9	-27,4	-0,8	-29,7	10,5
Cash flow from operating activities	**-69,5**	**-72,4**	**-51,9**	**-70,0**	**-71,2**
Net investments	-4,3	-6,9	-2,4	-2,2	-1,1
Change in loan financing	0,2	-	-	-21,3	-21,3
Change in shareholder financing	95,0	54,3	44,6	91,1	-
Change in other financing [1]	-	1,4	6,2	0,3	-5,6
Change in cash and cash equivalents	21,3	-23,6	-3,4	-2,1	-99,2
KEY RATIOS					
Capital data					
Working capital	66,9	32,6	5,6	-2,0	-30,4
Capital employed	82,8	50,8	22,9	17,5	-8,3
Acid test ratio, %	259	204	262	249	111
Net loan debt	-69,3	-42,6	-66,4	-70,5	-51,5
Financial data					
Equity/assets ratio, %	67	61	70	69	36
Net debt/equity ratio, multiple	-0,46	-0,46	-0,74	-0,80	-1,19
Margin data					
Operating margin, %	-13	-23	-89	-61	-235
Net margin, %	-11	-23	-91	-63	-122
Capital turnover rate, multiple	4,88	6,17	3,07	16,07	-2,33
Return data					
Return on capital employed, %	-65	-141	-271	-974	-549
Return on equity, %	-30	-57	-64	-71	-67
Other data					
Order book at 31 December	107	131	185	259	337
Average number of employees	104	72	42	35	44
Number of employees at end of year	112	99	51	32	43
Total payroll	41	29	23	21	36

[1] Cash and cash equivalents from subscription warrants to employees.

Corporate governance

Board of Directors

In 2005 the Board of Pricer AB consisted of five members, including the CEO. The Annual General Meeting on 15 April 2005 re-elected Salvatore Grimaldi, Michael S. Juuhl, Göran Lindén, Margareta Norell Bergendahl and the CEO Jan Forssjö. At the subsequent statutory meeting, Salvatore Grimaldi was re-elected as Chairman of the Board. None of the members are employed by any other listed company.

Work of the Board of Directors

A procedural plan has been adopted to regulate the work of the Board of Directors. Among other things, the procedural plan stipulates the division of responsibilities between the Board and the CEO, the CEO's powers and duties, cooperation with the company's auditors, internal reporting and the items of business to be taken up at board meetings. The Board has overall responsibility for the company's organisation and administration of the company's affairs. Furthermore, the Board is responsible for

- ensuring that Pricer's organisation is structured in such a way that the company's accounting procedures, financial management and other financial circumstances can be monitored and supervised in a satisfactory manner
- continuous monitoring of the company's financial situation
- issuing written instructions for financial reporting
- issuing written instructions for the work of the CEO
- establishing information and finance policies for the company

The Chairman of the Board has overall responsibility for overseeing the work of the Board and ensuring that the Board fulfils its obligations. The CEO is responsible for day-to-day management of the company according to the Board's guidelines, the CEO's instructions and instructions regarding financial reporting to the Board.

Board meetings

The Board of Directors normally meets four times per year, coinciding with the publication of interim reports and the year-end report. Aside from the regular meetings and statutory meeting during 2005, the Board met on six other occasions during the year. All meetings were held at the company's head office in Sollentuna or by phone. Attendance is presented in the following table. Gunnar Mattsson (born in 1964), Advokatfirman Lindahl, Uppsala, served as secretary of the Board.

Board remuneration

The amount of board remuneration has been resolved by the Annual General Meeting and is presented in the table above. Aside from these fees, no other remuneration or financial instruments have been provided or made available aside from compensation for outlays.

Board attendance and fees

	No. of meetings attended	Board fees	Other remuneration and benefits
Salvatore Grimaldi (Chairman)	11	70,000	0
Michael S. Juuhl	9	50,000	0
Göran Lindén	11	50,000	0
Margareta Norell Bergendahl	10	50,000	0
Jan Forssjö (CEO)	9	50,000	See Note 5

Agenda

According to the Board's procedural plan, the following items of business are to be dealt with at all regular Board meetings:

- appointment of a secretary and minutes-checker other than the Chairman
- review and approval of the previous minutes
- the company's earnings and financial position
- payment of taxes and fees
- reports
- matters for decision
- the date of the next meeting

The CEO and the Chairman together draw up the agenda for each Board meeting and determine the requisite decision-making data and documentation for the matters at hand. Other Board members may request that a certain matter be included on the agenda. Prior to each regular Board meeting, the CEO provides the Board with a written status report covering at least the following points – market, sales, production, research & development, accounting & finance, personnel and quality.

Important matters during the year

Aside from regular follow-up and planning of operations in 2005, the Board has devoted considerable attention to:

- The new share issue in the beginning of 2005
- Strategic discussions and decisions regarding prioritisation of markets and customers
- Margin optimisation measures such as cost-reducing product development

In 2005, the Board of Directors adopted a revised procedural plan including reporting instructions and CEO's instructions, and a revised finance policy.

Committees

Every year, a nomination committee is appointed by the Board, to be convened by the Chairman. In connection with the year-end report, at the latest, the members of the committee are made public, after which any shareholders who so desire are free to contact the committee with their views on the composition of the Board. No compensation is paid for work on the committee. Prior to the Annual General Meeting on 11 May 2006, the committee consists of Salvatore Grimaldi, Tedde Jeansson Jr, Michael S. Juuhl and John Örtengren. Proposals from individual shareholders can be sent to the committee chairman via Pricer's head office. No separate audit and remuneration committees have been set up, since these matters are dealt with by the entire Board of Directors.

Articles of Association

The Articles of Association can be viewed on Pricer's website. The current Articles of Association were adopted by the Annual General Meeting on 15 April 2005.

Annual General Meeting

The Annual General Meeting was held at Pricer's head office on 15 April 2005, and was attended by some 60 shareholders representing 21 per cent of the votes in the company. Lawyer Gunnar Mattsson was elected as Chairman of the Meeting. The resolutions adopted at the AGM are posted on the company's website. The AGM was followed by a tour of the premises with stations highlighting various themes.

Meetings of the Executive Management

Pricer's Executive Management operates in two forums – the information-sharing Management Team Meeting (MTM) which meets every other week, and the decision-making Executive Team Meeting (ETM). In 2005 the Executive Management held 21 minuted MTMs and 9 ETMs. Furthermore, a financial review is carried out every month and more in-depth evaluation and strategic planning at least once a year.

Important matters during the year

A significant portion of the Executive Management's discussions during the year have been devoted to:

- Reliability of customer deliveries
- Strategic decisions and priorities for early-stage customer contacts and pilot installations
- Cost savings and margin improvements
- Follow-up of development projects
- Quality management and process improvements
- Organisational changes, competence development and recruitment of new staff
- Supplier requirements
- Group and departmental strategies

Remuneration to the CEO and Executive Management

The Chairman has been authorised by the Board to reach agreements with the CEO regarding salary and other benefits. The principles for this and the outcome for 2005 are reported in Note 5. Remuneration to executives directly subordinate to the CEO is decided by the CEO in consultation with the Chairman. Pricer has no warrant programmes directed to senior executives.

Internal control

Powers and duties are delegated by the Board and CEO to the departmental managers and other executives in the organisation according to the company's management and operational plan as stated in the quality manual. The financial responsibilities following from the above delegation are stipulated in the rules for payment authorisation. A budget is drawn up every year. Actual against budget is followed up on a monthly basis, and every quarter a forecast is prepared for the full year and rolling 12 months forward. The responsible executives analyse and comment on any variances. The Executive Management is represented in the various units of the Group, where the CEO commonly serves as Chairman of the Board or similar. Regular board meetings are held in the subsidiaries to monitor operations. In order to facilitate control, the subsidiaries follow a set of monthly reporting instructions issued by the Parent Company. In 2005 the Group implemented a new business system to increase the uniformity and accessibility of the underlying data.

Internal audit

Due to its size, Pricer has chosen not to set up an independent internal audit unit. Internal control is maintained through joint instructions and systems and through the preparation of monthly accounts and reconciliation against budget. Furthermore, a close dialogue and contact are maintained between the Parent Company and other units in the Group.

Auditors

The company's auditors personally report to the Board with their observations on the audit. In 2005 the auditors also reviewed the mid-year report. The auditors maintain continuous contact with Pricer's CEO and CFO with regard to various matters.

Board of Directors







Salvatore Grimaldi
Born: 1945
Chairman
Other assignments: CEO Grimaldi Industri Group and CEO and Chairman in companies within the Group and Chairman of EnviNor AB and Auktionshuset Metropol AB.
Board member since: 1998 (Chairman since 2002)
Holding: 2,110,600 A shares, 103,157,561 B shares
Dependent, according to listing agreement with the Stockholm Stock Exchange.

Göran Lindén
Born: 1944
Education: B.Sc.
Other assignments: Chairman of Castellum AB, Gurlitta AB, Flodins Filter AB, Insplanet AB, Retail House OY, Västanå Slott AB and Procordia Pension Fund. Board member of Alpha Sweden AB, Castellum AB, Cycleurope AB and Wicander Förvaltning AB.
Board member since: 1998 (Chairman 1998–2002)
Holding: 111,109 B shares
Dependent, according to listing agreement with the Stockholm Stock Exchange.

Margareta Norell Bergendahl
Born: 1951
Education: M.Sc.Eng. and Ph.D. Eng.
Other assignments: Board member of Getinge AB, Hotell Birger Jarl AB and VINNOVA.
Board member since: 2003
Holding: 22,333 B shares
Independent, according to listing agreement with the Stockholm Stock Exchange.

Michael S. Juuhl
Born: 1974
Education: M.B.A.
Other assignments: Chairman of Hyperlink Media AS. Board member of AquaFence AS.
Board member since: 2004
Holding: 0 shares
Independent, according to listing agreement with the Stockholm Stock Exchange

Jan Forssjö
Born: 1949
CEO
Education: M.B.A.
Other assignments: Board member of Cycleurope AB
Board member since: 2001
Holding: 386,803 B shares
Dependent, according to listing agreement with the Stockholm Stock Exchange

AUDITORS
The Annual General Meeting on 13 May 2004 elected the auditing firm of KPMG Bohlins with Authorised Public Accountant Kari Falk (1952) as principal auditor, to serve as the company's auditors until the end of the AGM for 2008. Kari Falk has been Pricer's principal auditor since 2000 and deputy auditor since 1998.

Executive Management









Jan Forssjö
Born: 1949
CEO
Education: M.B.A.
Employed since: 2001
Holding: 386,803 B shares

Harald Bauer
Born: 1957
CFO
Education: M.B.A.
Employed since: 2004 and 1998–2000
Holding: 73,333 B shares

Cecilia Hamberg
Born: 1969
Vice President, Human Resources
Education: B. Sc. HR
Employed since: 2005
Holding: 0 shares

Craig Ibsen
Born: 1961
General Manager of Pricer Inc.
Education: M.B.A.
Employed since: 2005
Holding: 0 shares

Charles Jackson
Born: 1963
General Manager Pricer SAS and Vice President, Sales & Marketing
Education: B. Sc. Business Administration
Employed since: 2002
Holding: 0 shares

Kenneth Johansson
Born: 1961
Vice President, R&D
Education: M.B.A. and M.Sc.Eng.
Employed since: 2005
Holding: 0 shares

Håkan Jonsson
Born: 1961
Vice President, Production
Education: Upper Secondary Engineer
Employed since: 2001
Holding: 22,220 B shares

Shareholder information

Annual General Meeting

The Annual General Meeting of Pricer AB will be held at 5:00 p.m. on Thursday, 11 May 2006, at Scandic Infra City, Upplands Väsby, Sweden. In order to participate in the AGM, shareholders must be entered in the share register maintained by VPC AB (the Swedish Securities Register Centre) by Saturday 6 May, and must notify the company of their intention to participate no later than 4:00 p.m. on 8 May. Shareholders whose shares are held in the name of a trustee must temporarily re-register the shares in their own name well ahead of 6 May. Notification can be made as follows:

- By e-mail: info@pricer.com
- By fax: +46 8-505 582 01
- By telephone: +46 8-505 582 00
- By mail: Pricer AB, Bergkällavägen 20–22, SE-192 79 Sollentuna, Sweden.

The notification should include the shareholders' name, social security/corporate registration number, address and telephone number, registered shareholding and, when appropriate, the names of any assistants. The nominating committee, consisting of Salvatore Grimaldi, Tedde Jeansson Jr, Michael S. Juuhl and John Örtengren, can be contacted via the company's head office. Shareholders wishing to request items to be taken up on the agenda should contact Maria Pettersson, +46 8-505 582 00, ir@pricer.com.



Maria Pettersson

Proposed dividend

The Board proposes that no dividend be paid for the financial year 2005.

Financial calendar

In 2006 the quarterly financial reports will be published as follows:

Interim report January-March, 11 May 2006
Interim report January–June, 23 August 2006
Interim report January–September, 9 November 2006
Year-end report, 15 February 2007

Information channels

Pricer's website www.pricer.com is a vital information channel through which the company presents press releases, interim reports, annual reports, share price data, letters from the CEO and the newsletter Pricer News. To sign up for an e-mail news subscription, visit the website. Printed materials can be ordered from the company. For other information, contact info@pricer.com.

Distribution of the annual report

The annual report is distributed to the principal shareholders and any other shareholders who have so requested. A digital version can be viewed or downloaded at www.pricer.com. The printed version can be ordered from the website of the Stockholm Stock Exchange, via nationwide newspapers or directly from the company.

History

1991
Pricer is founded in June and development of the first ESL system begins.

1993
The first Pricer system is installed for the ICA supermarket chain in Sweden.

1994
Pilot orders are received from several international customers, such as Metro in Germany.

1995
The pilot order from Metro leads to a contract for installations in 53 Metro stores in Germany.

1996
Pricer is introduced on the O list of the Stockholm Stock Exchange.

1997
Pricer acquires Intactix, a provider of systems for retail space management. A partnership is established with Telxon, a supplier of wireless and portable tele-transaction computers and systems. Metro installs its first systems.

1998
Collaboration with Ishida of Japan is initiated.

1999
Deliveries to the Metro stores are completed.

2000
Intactix is sold to US-based JDA Software Group.

2001
Pricer's partner Ishida in Japan places significant order.

2002
A large-scale action programme is launched to restructure and streamline operations for increased customer focus.

2003
The development company PIER AB is formed. Pricer acquires a majority holding in the software company Appulse Ltd in India. StoreNext is a new partner in the US market.

2004
Pricer wins a major order from the French chain Carrefour. Via Ishida, Pricer is awarded a sizeable contract by Ito-Yokado in the Japanese market. IBM is another new partner in the US market.

2005
Significant increase in sales and Carrefour expands deployment in France. New system generation C^2 is launched.

Copy and production: Pricer. Graphic design: Progrezzo. Photos: Pricer, Sussi Petersson, FotoKenne.
Repro and printing: Westerås Media Produktion, Västerås, March 2006.



Pricer AB (Head office)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden
Telephone: +46 8 505 582 00
Fax: +46 8 505 582 01

PIER AB address as above

Pricer SAS
3 Parc Ariane - Bât. Saturne
Rue Helene Boucher
78280 Guyancourt
France
Telephone: +33 1 61 08 40 20
Fax: +33 1 61 08 40 30

Pricer Inc.
250 West 34th Street
Suite 3600
New York, NY 10119
USA
Telephone: +1 212 835 1515
Fax: +1 212 849 6901

Appulse Ltd
193 Udyog Vihar - Phase V
Gurgaon 122016 HR
India
Telephone: +91 124 5019609
Fax: +91 124 2399810
www.appulse.com

www.pricer.com
info@pricer.com